12/31/01

2001 Annual Report

Bryn Mawr Bank Corporation

Consolidated Financial Highlights

	2001	2000	Change	Five-Year Compound Growth Rate
For the year (dollars in thousands)				
Net interest income	$24,009	$24,913	(4%)	6%
Other income	20,830	17,727	18%	15%
Other expenses	29,743	29,696	0%	9%
Net income	9,126	8,261	10%	9%
At year-end (dollars in thousands)				
Total assets	$476,823	$444,425	7%	7%
Total net loans	395,921	350,686	13%	9%
Total deposits	391,059	386,966	1%	5%
Shareholder' equity	57,307	50,970	12%	10%
Per common share				
Earnings per common share	$2.11	$1.92	10%	9%
Diluted earnings per share	$2.05	$1.85	11%	9%
Dividends declared	$0.72	$0.68	6%	19%
Book value	$13.26	$11.93	11%	10%
Closing price	$28.25	$21.13	34%	16%
Selected ratios				
Return on average assets	2.05%	1.94%		
Return on average shareholders' equity	16.95%	17.20%		

Dear Fellow Shareholders:



It's hard to believe that a full year has passed since I was fortunate enough to become part of The Bryn Mawr Trust Company. This great institution has served the needs of individuals and businesses in the Philadelphia area for over 113 years. Our basic strategy of providing high quality banking and investment products and attentive service to our clients is both simple and effective.

As you can see from this report, Bryn Mawr Bank Corporation had a strong year in 2001 with earnings per share and net income up 11% and 10% respectively. Major contributors to this performance were BMT Mortgage, our residential mortgage division, and the Commercial Banking group, both of which had record years. We were honored to be recently designated by the *American Banker*, the principal newspaper of the industry, as the 9th most profitable publicly traded bank holding company in the United States.

We have a number of new initiatives for 2002, all of which should make immediate contributions to the Company's profitability.

- The "Share-the-Client" project is an internal referral program designed to encourage existing clients to use additional Bryn Mawr Trust banking and investment services. Staff members are rewarded for "sharing" their clients with other areas of the organization. Our initial results have been excellent.
- We established a subsidiary, BMT Settlement Services, Inc., which is a limited partner in the newly formed title abstract company, Bryn Mawr Settlement Services, LP. Commonwealth Land Transfer Company is the general partner. This enterprise, which opened for business on February 1, 2002, should contribute immediately to our bottom line.
- Our new Small Business Package was publicly introduced at the beginning of this year. It includes a special low-cost checking account, a revolving line of credit, a corporate credit card, free internet banking, plus a variety of other valuable banking and investment services. We believe that the larger banks do not adequately meet the needs of this important market segment.

John Roman has taken over the management responsibilities for our Wealth Services group, which includes trust, investment management, custody services, and employee pension and 401(k) programs. John is the former President of Merrill Lynch Trust Company and has accepted the challenge of doubling our revenues in this area over the next five years.

Included in this Annual Report is a tribute to Bob Stevens, who retired as an employee of the Company after 41 years, 21 of these as CEO. We are fortunate that Bob has agreed to remain a director and serve as Chairman of the Company.

Our Vision for Bryn Mawr Trust is straightforward. We want to continue to be the pre-eminent community bank and wealth services organization in the Philadelphia area. With the support of our fine staff and of you, our shareholders, we will accomplish this.

As always, please feel free to call me on any matter. My direct line is 610-581-4800.

Sincerely,

Ted Peters

Ted Peters
President and Chief Executive Officer



In December of 2001, Robert L. Stevens announced that he would retire at year-end from active employment with Bryn Mawr Trust after over 41 years of service. He intends to continue as Chairman through August 2002, and to continue as a Director until April 2004.

A graduate of Northwestern University, Mr. Stevens started his career at the Bank in 1960. He was appointed an Executive Vice President in 1968, and was elected to the Board of Directors in 1974. When he assumed the duties of President at the start of 1980, the Bank was embroiled in a takeover attempt that was finally settled at year-end 1981.

Mr. Stevens later championed and led the reorganization effort that resulted in the formation of a bank holding company, Bryn Mawr Bank Corporation, with The Bryn Mawr Trust Company as its wholly owned subsidiary. This reorganization became effective on January 2, 1987. He was appointed President and CEO of the newly formed holding company and in 1995 was appointed Chairman of both the Bank and the Corporation.

During his tenure, the organization experienced unprecedented growth, increasing the number and quality of its services, greatly expanding its physical plant, and increasing its prestige in the financial community. Despite a temporary setback in earnings experienced during the faltering economy of 1990 and 1991, the Bank bounced back continuing its pattern of achieving record earnings. Probably Mr. Stevens' most lasting achievement will be his success in upholding the values that characterize the traditions that epitomize Bryn Mawr Trust. In 1997, he spearheaded the effort that documented the organization's official statement of Core Values.

Throughout his years of service, he has been an influential member of the financial community and deeply committed to community service. He has served as President of the Pennsylvania Bankers Association, Board Member of the American Bankers Association, Chairman of the Main Line Chamber of Commerce, and currently is a Board Member of The Philadelphia Orchestra.

In recognition of his years of dedicated service, the Board of Directors unanimously endorsed the following resolution at its December 2001 meeting:

"The members of the Board of Directors of Bryn Mawr Bank Corporation hereby resolve to salute Robert L. Stevens, Chairman and Director of the Corporation, for his exemplary service as an employee of The Bryn Mawr Trust Company from May 23, 1960 to December 31, 2001. His unswerving dedication and sound leadership have left an indelible impression upon those whom he has served as well as those whom he has served with. He will long be remembered as a stalwart upholder of the fine tradition of excellence that is the hallmark of Bryn Mawr Trust."

OUR VISION

To continue to be the pre-eminent community bank and wealth services organization in the Philadelphia area.

Our growth and success depends on providing the best services to meet the financial needs of our clients. While pre-eminence is our vision and excellence is the foundation upon which it is built, we must all work together to maintain our vision. Teamwork is our watchword for 2002.

THE YEAR IN REVIEW

PERFORMANCE MILESTONES

Bryn Mawr Bank Corporation registered its seventh consecutive year of record earnings despite a general economic slowdown, which precipitated a steady decline in interest rates, and a compression in the net interest margin. Our team of dedicated mortgage professionals, long recognized for their personal service and attention to detail, were more than ready for the challenge of the intensified demand for residential mortgage refinancing that was a by-product of the steady interest rate decline. As a result of the team's tireless efforts, the residential mortgage profitability was 2½ times greater than the previous year's results.

Our Commercial Lending portfolio continued its dramatic growth pattern throughout 2001. Average outstanding commercial and industrial loan balances increased by 15% over average balances for the year 2000. Our business banking team continues to provide our clients with a highly comprehensive array of business services.



From left seated: Martin F. Gallagher, Jr., Carmen L. Fiorentino, J. David Peterson, Edward J. Riegl and Joseph G. Keefer
From left standing: Joseph A. Puccino and James J. Egan
All members of the Business Banking Team



From left: Joseph W. Roskos, Alison E. Gers, John G. Roman, Robert J. Ricciardi and Joseph W. Rebl
All members of the Executive Management Team

OPERATIONAL IMPROVEMENTS

There were many advances in the operational and administrative areas of the organization. Our telecommunication system was enhanced, systems security was improved, our reporting capabilities were upgraded, and we used our information management tools more effectively. All of this was accomplished with actual operating expenses coming in under the year 2000 expenses. Such results are a testament to the commitment, leadership, and spirit of cooperation that exists in the operational units.

REVISED COMPLIANCE PROGRAM INSTITUTED

The Risk Management Committee of the Board approved a revised Compliance Policy and Program in May of 2001. Among other things, our revised program takes a risk management approach—assessing the various risks and focusing on those areas deemed to be the riskiest. It provides for periodic monitoring of all applicable departments and branches. It also stipulates that all employees will be trained regularly on compliance requirements applicable to their job responsibilities. Results of the monitoring and training efforts are reported regularly to the Risk Management Committee.

OFFICE MOVES

In mid year 2001, the Investment Management team was relocated from the first floor of Six South Bryn Mawr Avenue to the newly renovated second floor of the headquarters building at 801 Lancaster Avenue. After minor modifications were made, the entire staff of Joseph W. Roskos & Co., our family office operation, moved in September from its former quarters in King of Prussia to the offices previously occupied by Investment Management. We are currently attempting to sublet the office space previously used by the Roskos staff.

Positioning For Growth

During the second half of 2001, great progress was made in the Wealth Management Division. Unprofitable operations were discontinued, a premier sales group was formed, managed assets and accounts increased each month of the fourth quarter with December's results being well ahead of expectations. We provide our clients with highly individualized service and our professional money managers have an excellent performance history. We have competitive trust, investment management, and insurance products which are readily accessible in conveniently located offices. All of these factors combine to position us for continued success.

Community Service

Bryn Mawr Trust continues to play a leading role in the support of community activities including: education, health, senior citizen's concerns, cultural events, civic affairs, business organizations, and the general well being of the people and institutions where it transacts business. In 2001, we were corporate sponsors of the Opening Night Patrons Dinner for the Philadelphia Orchestra. For the second year in a row, we also acted as host and title sponsor for the Young Variety Golf Open to benefit children with disabilities. In addition, we supported many other worthwhile causes. This tradition of community service will be sustained as we go forward.

"...Serving our customers is what we are about. Perfectly– simply the best service you'll ever find in a bank."



From left: Doris P. "Dodie" Theune, Patricia J. Owens, Catherine E. Ward and Harriet B. Anderson
All members of our Wealth Consultants Team

THE YEAR IN REVIEW


Earnings Per Share
earnings per share ($)
2.5
2.0
1.5
1.0
0.5
0.0
1997
1998
1999
2000
2001
Years

"...We'll maintain teamwork within the organization and remember that we are all on the same team."


Total Revenue Streams
Net Interest Income
Trust Fees
Non-Interest Income
in millions of dollars
50
40
30
20
10
0
1997
1998
1999
2000
2001
Years

Total Assets Managed


in millions of dollars
3500
3000
2500
2000
1500
1000
500
0
1997
1998
1999
2000
2001
Years
Corporation's Balance Sheet
Loans Sold, Serviced for Others
Money Market Mutual Funds
Trust & Investment Assets

Common Stock


Market Value
Book Value
dollars per share ($)
30
25
20
15
10
5
0
1997
1998
1999
2000
2001
Years

Total Average Deposits


dollars per share ($)
400
350
300
250
200
150
100
50
0
1997
1998
1999
2000
2001
Years

A Look Ahead

New Incentive Referral Program Introduced

In the last quarter of 2001, we embarked upon an exciting new cross-selling and referral program known as "Share-the-Client". It is a continuing process designed to enable our staff to better serve our clients and to develop new business. Everyone is encouraged to consistently seek out opportunities to enhance and broaden client relationships. One extraordinary feature of this program is that goals are established by those responsible for performance and sales management. This provides the staff true buy-in and ownership throughout the process. Goals are not arbitrarily set and handed down from above.

Phase One of the program involved the employees of the Community Banking area. Goals were set for each branch for referring clients to the following services: Mortgage, Insurance, Consumer and Commercial Loans, Brokerage, Cash Management, and Wealth Management Services. The response has far exceeded expectations. In just three months, "Share-the-Client" has produced over 500 referrals. In addition to generating new business, it has already helped foster a true spirit of cooperation and demonstrated the effectiveness of working as a team. By mid-2002, we expect to have implemented this program throughout the entire organization.

> "...We'll treat everyone just as we enjoy being treated. Customers, prospects, fellow employees, visitors, regulators, etc.–everyone. That means treating and caring for people just as we ourselves would like to be treated and cared for, never anything less than that–Always with dignity."



From left: Richard J. Fuchs, Lynn S. Mander, Bobbie S. Miller and Stacy J. Martin
All members of the "Share the Client" steering committee

New Subsidiary Established

A new subsidiary, BMT Settlement Services Inc., has been established as a limited partner in the newly formed title abstract company, Bryn Mawr Settlement Services, LP. This provides yet another financial service available to our clients. Business referrals to the title abstract company will also generate revenue for the Bank. BMT Mortgage Company is expected to be the main source of referrals to the new title abstract company, but we expect to be able to refer a substantial number of commercial loan borrowers and consumer loan borrowers as well.



From Left: Sarah Fanjul, William F. Mannion, Jr. and Patrick J. Keenan
All members of the Mortgage Team

SMALL BUSINESS PACKAGE INTRODUCED

We have recently introduced a package of services tailored to the specific needs of the small business or professional client. We are promoting it through statement stuffers, product brochures, personalized and specifically targeted direct mail, and employee referral incentives. At Bryn Mawr Trust, the small business client has the opportunity to deal with a financial institution where decisions are made locally. This package of services is expected to be quite popular with our clients and consequently quite profitable for the Bank.

"...It is important that we have pride in ownership, be resolute in purpose, serve our communities well and always maintain uncompromising integrity."

PRICE RANGE OF SHARES

	2001 High-Low Quotations			2000 High-Low Quotations		
Quarter	High Bid	Low Bid	Dividend Declared	High Bid	Low Bid	Dividend Declared
1st	$27.75	$20.88	$0.18	$23.88	$21.50	$0.17
2nd	$31.20	$24.00	$0.18	$22.13	$19.75	$0.17
3rd	$31.50	$27.00	$0.18	$21.56	$19.50	$0.17
4th	$30.00	$26.95	$0.18	$21.50	$20.50	$0.17

The appoximate number of holders of record of common stock as of December 31, 2001 was 422.

The shares are traded on the over-the-counter market, and the price information was obtained from The National Association of Securities Dealers (NASD).

REPORT OF INDEPENDANT ACCOUNTANTS

To the Board of Directors and Shareholders of Bryn Mawr Bank Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Bryn Mawr Bank Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania
January 17, 2002

FINANCIAL SECTION

TABLE OF CONTENTS

Selected Financial Data

For the years ended December 31,	2001	2000	1999	1998*	1997*
	(in thousands, except for share and per share data)				
Interest income	**$ 30,311**	$ 31,985	$ 28,317	$ 26,082	$ 24,960
Interest expense	**6,302**	7,072	5,857	5,976	6,929
Net interest income	**24,009**	24,913	22,460	20,106	18,031
Loan loss provision	**1,200**	250	250	150	200
Net interest income after loan loss provision	**22,809**	24,663	22,210	19,956	17,831
Other income	**20,830**	17,727	18,086	14,610	12,086
Other expenses	**29,743**	29,696	28,456	24,229	20,837
Income before income taxes	**13,896**	12,694	11,840	10,337	9,080
Applicable income taxes	**4,770**	4,433	3,879	3,480	2,950
Net income	**$ 9,126**	$ 8,261	$ 7,961	$ 6,857	$ 6,130
Per share data:					
Earnings per common share:					
Basic	**$ 2.11**	$ 1.92	$ 1.83	$ 1.58	$ 1.40
Diluted	**$ 2.05**	$ 1.85	$ 1.75	$ 1.51	$ 1.33
Dividends declared	**$ 0.72**	$ 0.68	$ 0.60	$ 0.465	$ 0.36
Weighted-average shares outstanding	**4,325,520**	4,292,838	4,349,403	4,327,297	4,392,162
Dilutive potential common shares	**127,090**	161,408	193,915	225,708	203,660
Adjusted weighted-average shares	**4,452,610**	4,454,246	4,543,318	4,553,005	4,595,822

At December 31,	2001	2000	1999	1998	1997
	(in thousands)				
Total assets	**$ 476,823**	$ 444,424	$ 436,820	$ 391,840	$ 374,210
Earning assets	**427,805**	389,053	395,952	357,683	327,942
Deposits	**391,059**	386,966	371,068	342,357	328,806
Shareholders' equity	**57,307**	50,970	46,719	42,221	39,349
Ratio of equity to assets	**12.02%**	11.47%	10.70%	10.78%	10.52%
Loans serviced for others	**442,373**	325,040	306,147	290,675	255,571

For the years ended December 31,	2001	2000	1999	1998	1997
Selected financial ratios:					
Net interest margin	**5.85%**	6.33%	6.12%	5.99%	5.59%
Net income to:					
Average total assets	**2.05%**	1.94%	2.01%	1.91%	1.74%
Average shareholders' equity	**16.95%**	17.20%	17.97%	17.06%	16.45%
Average shareholders' equity to average total assets	**12.09%**	11.28%	11.10%	11.17%	10.60%
Dividends declared per share to net income per basic common share	**34.12%**	35.42%	32.79%	29.43%	25.71%

**Reclassified for comparative purposes.*

Management's Discussion and Analysis

The following is a discussion of the consolidated results of operations of Bryn Mawr Bank Corporation and its subsidiaries (the "Corporation") for each of the three years in the period ended December 31, 2001, as well as the financial condition of the Corporation as of December 31, 2001 and 2000. The Bryn Mawr Trust Company (the "Bank"), Bryn Mawr Advisors, Inc.("BMA"), formerly Tax Counsellors of Bryn Mawr, Inc., Bryn Mawr Brokerage Company, Inc. ("B M Brokerage"), Bryn Mawr Asset Management, Inc.("BMAM"), formerly CDC Capital Management, Inc. and Joseph W. Roskos & Co. ("JWR&Co") are wholly owned subsidiaries of the Corporation. Bryn Mawr Finance, Inc. ("B M Finance") is a wholly owned subsidiary of JWR&Co. Insurance Counsellors of Bryn Mawr, Inc. ("ICBM") is a wholly owned subsidiary of the Bank. This discussion should be read in conjunction with the Corporation's consolidated financial statements beginning on page 30.

SIGNIFICANT ITEMS FOR 2001

Frederick C. "Ted" Peters II Named President and CEO

In January 2001, the Corporation's and Bank's Boards of Directors named Ted Peters President and CEO of both companies, replacing former President and CEO Robert L. Stevens, who remains as Chairman of the Boards of both the Corporation and the Bank. During his first year as CEO Mr. Peters focused on continued earnings growth through the building of the Wealth Management segment of the Corporation's business line, as well as expense reduction. The Wealth Management segment of the Corporation includes the trust and investment management products and services that help our customers to protect and enhance their assets. During the fourth quarter of 2001, four new wealth consultants were added as a sales force, with a goal of growing the Wealth Management assets under management and the respective revenue stream. John Roman, has been named the head of the Wealth Management segment of the Bank. In an effort to reduce expenses, staffing levels of the Corporation's subsidiaries were reduced to 256 full-time-equivalent ("FTEs") staff as of December 31, 2001 compared to 269 FTEs as of December 31, 2000.

Dividend Increase

Based on a continued growth in record earnings, the Corporation increased its quarterly dividend payment for 2001 by 6%, from $0.17 per share in 2000 to $0.18 per share in 2001. The Corporation's dividend payout ratio was 34.12% of basic earnings per share for 2001, compared to 35.42% for 2000.

Continuation of the Stock Repurchase Program

In 1997, the Corporation established its first stock repurchase program and repurchased 164,800 shares of common stock at a cost of $3,830,000. The second stock repurchase program ran from March 2000, through October 2001, pursuant to which it purchased 214,755 shares at a cost of $5,319,000. In October 2001, management was authorized to repurchase up to an additional 5% of the outstanding shares as of October 2001, while not spending more than $7,500,000. This latest stock repurchase program is authorized to extend for a five-year period, with annual reviews by the Corporation's Board of Directors. The Corporation's stock repurchasing activity, from 1997 through December 31, 2001, resulted in the repurchase of a total of 413,850 shares of the Corporation's common stock, at a cost of $11,753,000 for an average purchase price of $28.40 per share. The use of the Corporation's capital to repurchase stock is a catalyst to increasing the Corporation's return on equity.

Strong Asset Quality

The Corporation consistently strives to enhance the quality of its loan portfolio. The loan portfolio continues to grow and the average loan size has increased substantially which necessitates the constant review of both the credit standards and the loan loss reserve. The state of the economy is taken into consideration in the evaluation of the adequacy of the loan loss reserve. During 2001 economic growth slowed considerably and resulted in a substantial decrease in the prime rate. Complicating the deterioration in the economy were the events of September 11, 2001. In addition to evaluating the credit quality of the loan portfolio, the deteriorating state of the economy at December 31, 2001 was considered in evaluating the adequacy of the loan loss reserve. Since 1997, nonperforming assets have decreased from $1,994,000 to $43,000 at year-end 2001. Other real estate owned ("OREO") balances amounting to $25,000 at year-end 1997 had been totally eliminated by year-end 1999 and there were no such balances at December 31, 2001. Nonperforming loans have decreased 95% over the prior five years to $43,000 at year-end 2001. Nonperforming loans as a percentage of total loans amounted to 1 basis point at December 31, 2001. Delinquencies, 30 days or more past due, amounted to 11 basis points of total outstanding loans at December 31, 2001. At December 31, 2000 nonperforming loans, as a percentage of total loans amounted to 2 basis points and delinquencies amounted to 20 basis points.

Results of Operations

Overview

The Corporation reported a 10% increase in net income to $9,126,000 for the year ended December 31, 2001, the seventh consecutive year of record earnings for the Corporation. Net income for 2000 amounted to $8,261,000.

Basic earnings per share amounted to $2.11 in 2001, a 10% increase over $1.92 for 2000. Diluted earnings per share increased by 11% to $2.05 for 2001 from $1.85 for 2000. The dilutive potential common shares added to the weighted-average shares outstanding were 127,090 and 161,408 for 2001 and 2000, respectively.

These record earnings results for 2001 were due to a number of factors. As presented on Table 1, profits from the mortgage-banking segment grew by 254%. During 2001, the Bank's prime rate decreased 50% to 475 basis points. Interest rates on residential mortgage loans also recorded significant decreases, helping to produce a significant increase in the mortgage refinance activity in the mortgage-banking segment of the Corporation. Mortgage loan sales for 2001 were ahead of 2000 by 356% and responsible for a 188% increase in other income in the mortgage-banking segment. The decrease in the prime rate, referred to above, was primarily responsible for a 5% decrease in the banking segments net interest income. This decrease in net interest income is the primary reason for an 18% decrease in the banking segment's profit for 2001, compared to 2000. Fees from Wealth Management services decreased by $236,000 or 3% over similar revenues for 2000. A combination of a decline in the value of assets under management, thereby lowering trust fees, and the lack of growth in new trust business are the primary reasons for the decline in trust fees in 2001, compared to 2000. The sluggish new business growth was related to the timing of hiring the wealth sales consultants. This decline in fee income was primarily responsible for the 11% decline in Wealth Management segment profits in 2001 compared to 2000.

Return on average assets ("ROA") for the year was 2.05%, compared to 1.94% in 2000, while return on average equity ("ROE") for 2001 was 16.95% compared to 17.20% in 2000. The ROA is being enhanced by the additional income generated during 2001, while the ROE declines as the Corporation's equity grows.

Earnings Performance

Lines of Business

The Corporation continues to have four significant business segments or lines from which it derives its earnings, one of which is the Banking line of business. Additional earnings streams are obtained from its Wealth Management line of business and its Mortgage Banking line of business—the origination, servicing and sale of mortgage loans to the secondary mortgage market. The fourth segment, included in "All Other" in the following segmentation analysis, derives net revenues from financial services and products, offered through the Corporations subsidiaries, as well as the Bank's subsidiary, ICBM and JWR&Co's subsidiary, B M Finance.

TABLE 1 - Lines of Business Segment Analysis

2001 *(dollars in thousands)*	Banking	Wealth	Mortgage Banking	All Other	Consolidated
Net interest income	$23,480	$ —	$ 243	$ 286	$24,009
Less loan loss provision	1,200	—	—	—	1,200
Net interest income after loan loss provision	22,280	—	243	286	22,809
Other income:					
Fees for investment management and trust services	—	8,737	—	—	8,737
Service charges on deposit accounts	1,540	—	—	—	1,540
Other fees and service charges	294	—	424	—	718
Net gain on sale of loans	3	—	5,218	—	5,221
Gain on sale of other real estate owned	—	—	—	—	—
Other operating income	1,547	11	—	3,476	5,034
Total other income	3,384	8,748	5,642	3,476	21,250
Other expenses:					
Salaries—regular	8,201	3,010	883	1,954	14,048
Salaries—other	1,505	202	252	77	2,036
Fringe benefits	1,853	585	66	315	2,819
Occupancy	3,109	632	178	444	4,363
Other operating expenses	4,061	1,088	746	1,002	6,897
Total other expenses	18,729	5,517	2,125	3,792	30,163
Segment profit/(loss)	$ 6,935	$3,231	$3,760	$ (30)	$13,896
% of segment profit (loss)	50%	23%	27%	0%	100%

2000 *(dollars in thousands)*	Banking	Wealth	Mortgage Banking	All Other	Consolidated
Net interest income	$24,684	$ —	$ 216	$ 17	$24,917
Less loan loss provision	250	—	—	—	250
Net interest income after loan loss provision	24,434	—	216	17	24,667
Other income:					
Fees for investment management and trust services	—	8,973	—	—	8,973
Service charges on deposit accounts	1,144	—	—	—	1,144
Other fees and service charges	295	—	729	—	1,024
Net gain on sale of loans	8	—	1,232	—	1,240
Gain on sale of other real estate owned	14	—	—	—	14
Other operating income	925	—	—	4,789	5,714
Total other income	2,386	8,973	1,961	4,789	18,109
Other expenses:					
Salaries—regular	7,826	3,175	538	2,320	13,859
Salaries—other	750	211	30	52	1,043
Fringe benefits	850	616	70	313	1,849
Occupancy	3,401	472	142	502	4,517
Other operating expenses	5,505	880	334	2,095	8,814
Total other expenses	18,332	5,354	1,114	5,282	30,082
Segment profit/(loss)	$ 8,488	$3,619	$1,063	$ (476)	$12,694
% of segment profit (loss)	67%	29%	8%	(4%)	100%

Bryn Mawr Bank Corporation, Bryn Mawr Advisors, Inc., Insurance Counsellors of Bryn Mawr, Inc., Bryn Mawr Brokerage Company, Inc., Bryn Mawr Asset Management, Inc. Bryn Mawr Finance, Inc. and Joseph W. Roskos & Co. have all been aggregated in All Other.

The table reflects operating profits or losses of each Corporate line of business before income taxes and excluding inter-company interest income and expense, related to inter-company borrowings.

The Banking segment's percentage of operating profits stood at 50% for 2001, compared to 67% for 2000. The Wealth Management segment's percentage of operating profit was 23%, down from 29% for 2000. The Mortgage Banking segment's share of operating profits increased from 8% in 2000 to 27% in 2001, while the "All Other" segment, including the Corporation and all non-banking subsidiaries, went from (4%) in 2000 to 0% in 2001.

Banking Line of Business

The Bank's average outstanding earning assets for 2001 of $400,650,000 increased 4% from $383,695,000 for 2000. Average outstanding loans grew by 6% in 2001. The largest dollar increase in average outstanding loans occurred in commercial and industrial loans, up $19,056,000 or 15% over 2000 average balances. Average residential mortgage loan balances grew by $16,466,000 or 59% in 2001, compared to similar average outstanding balances in 2000. Commercial mortgage loans increased by $2,887,000 or 5% from 2000 average balances and average construction loans increased by $2,234,000 or 15% from similar average balances for 2000. The average outstanding balances of the Bank's consumer loan portfolio decreased by $25,370,000 or 24% from 2000's average outstanding balances. As residential mortgage loan interest rates decreased in 2001, many fixed rate home equity borrowers, in the consumer loan portfolio, chose to refinance their existing loan balances into lower rate residential first mortgage loans. Lower demand for indirect automobile loans, due to increased competition from automobile manufacturers for new automobile loans, was also responsible for the decrease in average consumer loan balances in 2001. The average outstanding balances of federal funds sold increased by 22% in 2001 compared to 2000 levels. Average outstanding investments decreased by 14% for 2001 compared to 2000. The decrease in investments partially funded the growth in the loan portfolio.

Average outstanding total deposits increased 3% in 2001 compared to 2000. The largest dollar increase occurred in the Bank's higher cost certificates of deposit ("CDs") balances, up $7,262,000 or 10%. Average outstanding non-interest demand deposit balances increased by $6,662,000 or 7%, while average money market account balances increased by $389,000 or 1%. Average outstanding balances of NOW accounts decreased by $962,000 or 1%. Average outstanding savings deposits decreased 3% or $1,325,000. In order to meet loan funding and liquidity requirements, the Bank increased its reliance on short-term borrowings, increasing the combined average outstanding borrowings of short-term borrowings and federal funds purchased by $1,630,000 or 14%. The increases in the average balances of higher costing CDs and short-term borrowings were more than offset by lower rates on the remainder of the interest-bearing deposits, which is the primary reason for the cost of funds decreasing 30 basis points. However, decreases in the prime rate during 2001, partially offset by increases in earning assets, specifically in higher yielding loans, are primarily responsible for a decrease in the net interest margin to 5.85% in 2001 from 6.33% for 2000. An expanded discussion of net interest income follows under the section entitled **"Net Interest Income"**.

Other income from the Banking segment increased by 42% in 2001 compared to 2000. Service charges on deposit accounts increased 35%, due primarily to both a decrease in the earnings credit applied to deposit accounts, thereby allowing the Bank to generate additional service charges, and an overall increase in the fee structure for service charges on checking accounts.

Total other expenses of the Banking line of business increased by 3% in 2001 compared to 2000 levels. This was due to an increase in regular salaries, fringe benefits and incentive salaries of 5%, 118%, and 101%, respectively. Offsetting these increases were decreases in occupancy, advertising and other current operating expenses. A planned effort to contain expenses and a recovery of costs associated with a prior problem loan are the main drivers of these decreases.

The decrease in net interest income, related to declining rates of interest during 2001, was the main cause of the operating profits of the Banking line of business to decreased 17% in 2001 compared to 2000.

Wealth Management Line of Business

The Wealth Management Division reported an 11% decrease in operating profit for 2001 compared to 2000 levels. A $236,000 or 3% decrease in total investment management and trust fee income was primarily responsible for this decline in profitability. An overall decline in asset values related to a decline in the values of the stock market was the primary cause for this decrease. The market value of assets managed decreased from $1,760,000,000 at December 31, 2000, to $1,707,000,000 as of December 31, 2001.

Other expenses of the Wealth Management line of business increased by $163,000 or 3% in 2001 over

2000 levels. The primary reason for this increase was a rebuilding of the Wealth Management staff, specifically the hiring cost for the wealth sales consultants and the wealth management head, as well as, the salary expense for the time they were employed in 2001.

Mortgage Banking Line of Business

The operating profit of the Bank's Mortgage Banking line of business increased 254% in 2001 compared to 2000. During 2001, mortgage interest rates declined making refinancing more attractive to borrowers. In 2001, the Mortgage Banking line of business had a 356% increase in the dollar volume of loans sold to the secondary mortgage market and a 13 basis point decrease in the yield on sales, compared to 2000 levels. The increase in the volume of loans sold is the main reason for the increase in the mortgage banking segment's profitability. Following is a table showing the volume of residential mortgage loans originated and sold to the secondary mortgage market, the total net gains realized, and the yield on these loan sales:

TABLE 2 - Summary of Loan Sale Activity

(dollars in thousands)	**2001**	2000
Volume of loans sold........	**$327,296**	$71,737
Loan fees and net gains on sales....................	**5,218**	1,232
Yield on sales	**1.59%**	1.72%

As of December 31, 2001, the Bank serviced $406,093,000 in residential mortgage loans for others, compared to $291,903,000 in loans serviced for others at year-end 2000.

Bryn Mawr Bank Corporation

The Corporation is a one-bank holding company, generating intercompany revenues from the rental of Corporation owned properties to the Bank. The Corporation's expenses are primarily of an administrative nature. During 2000, the Corporation wrote-off $155,000 in goodwill due to changes in the management of BMAM. No such write-off was included in 2001.

Bryn Mawr Advisors, Inc. (Formerly Tax Counsellors of Bryn Mawr, Inc.)

In July 1997, the Corporation established a new wholly owned subsidiary, TCBM, in order to add professional tax planning to its array of financial products and services offered to its customers. TCBM employed CPAs and an attorney (the "Tax Professionals"), having significant tax planning, preparation and financial planning capabilities. During 2001, an arrangement was reached between Corporation management and the Tax Professionals terminating the Agreement. Pursuant to the arrangement, the net assets of TCBM,(all assets, excluding cash less all liabilities) as of December 31, 2000, were sold to the Tax Professionals in exchange for a note in favor of TCBM. The present face value of the note is $218,000 with a rate of 9% and a due date of September 1, 2004. Net income of $14,000 was earned from interest income on the outstanding balance of the note during 2001.

Insurance Counsellors of Bryn Mawr, Inc.

In January 1998, the Bank established a new wholly owned subsidiary, ICBM (a full-service insurance agency), to enable the Bank to offer insurance products and related services to its customer base. ICBM offers a full line of life, property and casualty and commercial lines to its customer base. During 2001, ICBM entered into a marketing agreement with Powers, Craft, Parker & Beard, a full service insurance agency located in the Corporation's immediate market area ("PCP&B"). Under this agreement, commissions earned from business referrals from ICBM, to be underwritten and serviced by PCP&B are split 50% to ICBM and 50% to PCP&B (the "Marketing Agreement"). ICBM also markets employee benefits and life insurance products (the "Life Products"). PCP&B does not participate in commissions earned from the Life Products. During 2001, ICBM earned commissions from traditional business and the sale of Life Products resulting in a net profit of $23,000 compared to a loss of $65,000 reported for 2000 and a net profit of $65,000 in 1999.

Bryn Mawr Brokerage Company, Inc.

The Corporation established B M Brokerage in January 1999, in order to make brokerage services available to its client base through an affiliation with an independent broker-dealer. During 2001, B M Brokerage expanded its client base and produced a net profit of $15,000 compared to losses of $40,000 and $6,000 in 2000 and 1999, respectively.

Bryn Mawr Asset Management, Inc. (Formerly CDC Capital Management, Inc.)

On January 6, 1999, the Corporation acquired BMAM for $281,000 in Corporation stock. BMAM was acquired to enable the Corporation to enhance its array of financial services and products by offering investment advisory services to its clients. Goodwill of $177,000 was recorded on the corporation's books, to be amortized over a 10-year life. During 2000, there were changes in BMAM's management. Based on the foregoing events, in June 2000 the balance of the remaining goodwill of $155,000 was written-off of the Corporation's books. During 2001, a decision was made to discontinue the operation of BMAM and reallocate the remaining client accounts to other business lines of the Corporation. BMAM reported a net loss of $213,000 for 2001, compared to a net loss of $65,000 for 2000 and a $6,000 net profit in 1999.

Joseph W. Roskos & Co.

On April 1, 1999, the Corporation acquired JWR&Co, effective January 1, 1999, for $4,195,000, through a combination of Corporation stock and cash. Goodwill in the amount of $3,300,000 was recorded on the Corporation's books, to be amortized over a 20-year life. JWR&Co was acquired to expand the products and services being offered by the Corporation through its subsidiaries. JWR&Co provides family business office services to high-net-worth individuals, including accounting and tax preparation services, consulting and fiduciary support services. During 2001, JWR&Co reported a net profit of $292,000, compared to $295,000 in 2000 and $344,000 in 1999, before the amortization of $164,000 of goodwill in each period and inter-company interest expense, paid to its subsidiary, B M Finance.

Bryn Mawr Finance, Inc.

B M Finance was incorporated on December 20, 2001, as a wholly owned subsidiary of JWR&Co. Its primary purpose is to provide financing opportunities to the Corporation and its subsidiaries. Exclusive of inter-company interest income from JWR&Co and the Bank, B M Finance had a loss of $9,000.

Critical Accounting Policy

The Corporation's most critical accounting policy is the allowance for loan loss. The allowance for loan loss represents management's estimate on the losses that may occur. This is consistently monitored to determine its adequacy. Ongoing review of credit standards, the level of delinquencies on loan products and loan segments, and the current state of the economy are included in this review. Actual losses may differ from management's estimates. This is explained in more detail on page 19.

Net Interest Income

During 2001, the Bank's prime rate decreased by 475 basis points and this decrease was primarily responsible for a 5% or $1,674,000 decrease in interest income. A decline in interest rates paid on deposits during 2001 was primarily responsible for an 11% or $770,000 decrease in interest expense for the year ended December 31, 2001. This resulted in an overall decrease in net interest income of 4% or $904,000 over the year ended December 31, 2000. Average earning assets grew 4% in 2001, compared to 2000 levels. Higher yielding commercial loan balances grew by 15%. The average outstanding balances of federal funds sold increased by 22%, while average investments decreased by 14%. The yield on earning assets decreased by 70 basis points.

Total average deposits increased 3%. The largest increase occurred in the Bank's CDs, which increased 10%. Average outstanding non-interest bearing demand deposits were up by 7%, followed by average money market accounts, up by 1%. Average outstanding NOW and savings deposits decreased by 1% and 3%, respectively. In an effort to increase liquidity, average outstanding short-term borrowings grew by 14% over similar balances for 2000. While average higher costing short-term borrowings and CDs grew in 2001, the ability to lower overall interest rates paid for costing deposits and short-term borrowings was primarily responsible for a 30 basis point decrease in the average cost of funds for 2001, compared to 2000. The decrease in the yield on earning assets, partially offset by the decreased cost of funds was directly responsible for the Bank's net interest margin, defined as net interest income exclusive of loan fees as a percentage of average earning assets, decreasing from 6.33% for 2000 to 5.85% for 2001.

The following table shows an analysis of the composition of net interest income for each of the last three years. Interest income on loans includes fees on loans of $574,000, $625,000 and $465,000 in 2001, 2000 and 1999 respectively. The average loan balances include nonaccrual loans. All average balances are calculated on a daily basis. Yields on investment securities are not calculated on a tax-equivalent basis.

TABLE 3 - Analyses of Interest Rates and Interest Differential

	2001			2000			1999		
(dollars in thousands)	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid	Average Balance	Interest Income/ Expense	Average Rates Earned/ Paid
Assets:									
Cash and due from banks	**$ 25,006**	**$ —**	**%**	$ 22,345	$ —	%	$ 22,060	$ —	%
Interest-bearing deposits with other banks*	**623**	**21**	**3.4**	1,623	90	5.5	2,173	103	4.7
Federal funds sold*	**7,521**	**321**	**4.3**	6,174	373	6.0	12,272	609	5.0
Investment securities available for sale:									
Taxable*	**23,331**	**1,302**	**5.6**	26,482	1,558	5.9	30,440	1,698	5.6
Tax-exempt*	**1,604**	**66**	**4.1**	2,495	108	4.3	4,162	183	4.4
Total investment securities	**24,935**	**1,368**	**5.5**	28,977	1,666	5.7	34,602	1,881	5.4
Loans*	**367,571**	**28,601**	**7.8**	346,921	29,856	8.6	310,214	25,724	8.3
Less allowance for loan losses	**(4,636)**	**—**	**—**	(4,352)	—	—	(4,257)	—	—
Net loans	**362,935**	**28,601**	**7.9**	342,569	29,856	8.7	305,957	25,724	8.4
Other assets	**24,479**	**—**	**—**	23,897	—	—	21,997	—	—
Total assets	**$445,499**	**$30,311**	**—**	$425,585	$31,985	—	$399,061	$28,317	—
Liabilities:									
Demand deposits, noninterest-bearing	**$102,877**	**$ —**	**%**	$ 96,215	$ —	%	$ 92,098	$ —	%
Savings deposits	**190,242**	**2,023**	**1.1**	192,141	2,697	1.4	184,505	2,533	1.4
Time deposits	**78,081**	**3,768**	**4.8**	70,819	3,596	5.1	65,000	3,008	4.6
Short term borrowings	**11,959**	**467**	**3.9**	10,342	693	6.7	4,658	266	5.7
Federal funds purchased	**1,296**	**44**	**3.4**	1,283	86	6.7	954	50	5.2
Other liabilities	**7,202**	**—**	**—**	6,765	—	—	7,554	—	—
Total liabilities	**391,657**	**6,302**	**—**	377,565	7,072	—	354,769	5,857	—
Shareholders' equity	**53,842**	**—**	**—**	48,020	—	—	44,292	—	—
Total liabilities and shareholders' equity	**$445,499**	**$ 6,302**	**—**	$425,585	$ 7,072	—	$399,061	$ 5,857	—
Total earning assets*	**$400,650**	**—**	**—**	$383,695	—	—	$359,261	—	—
Interest income to earning assets	**—**	**—**	**7.6%**	—	—	8.3%	—	—	7.9%
Interest expense to earning assets	**—**	**—**	**1.6**	—	—	1.8	—	—	1.6
Net yield on interest-earning assets	**—**	**—**	**6.0**	—	—	6.5	—	—	6.3
Average effective rate paid on interest- bearing liabilities	**—**	**—**	**2.2**	—	—	2.6	—	—	2.3
Average effective cost on total deposits and short term borrowings	**—**	**—**	**1.6**	—	—	1.9	—	—	1.7
Net interest margin	**—**	**—**	**5.85**	—	—	6.33	—	—	6.12
Earning assets to interest-bearing liabilities	**—**	**—**	**1.42**	—	—	1.40	—	—	1.41

*Indicates earning assets.

The following table shows the effect of changes in volumes and rates on interest income and interest expense. Variances which were not specifically attributable to volume or rate were allocated proportionately between volume and rate. Interest income on loans included (decreases) increases in fees on loans of ($51,000) in 2001, $160,000 in 2000, and $52,000 in 1999.

TABLE 4 - Rate/Volume Analyses

(in thousands)	2001 vs. 2000			2000 vs. 1999		
Increase/(decrease)	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest-bearing deposits with other banks	$ (43)	$ (26)	$ (69)	$ (29)	$ 16	$ (13)
Federal funds sold	69	(121)	(52)	(343)	107	(236)
Investment securities available for sale:						
Taxable	(179)	(77)	(256)	(228)	88	(140)
Tax-exempt	(37)	(5)	(42)	(71)	(4)	(75)
Loans	1,676	(2,931)*	(1,255)	3,479	653*	4,132
Total interest income	1,486	(3,160)	(1,674)	2,808	860	3,668
Interest expense:						
Savings deposits	(30)	(644)	(674)	164	—	164
Time deposits	379	(207)	172	265	323	588
Short term borrowings	96	(322)	(226)	373	54	427
Fed funds purchased	1	(43)	(42)	20	16	36
Total interest expense	447	(1,217)	(770)	822	393	1,215
Interest differential	$1,039	$(1,943)	$ (904)	$1,986	$467	$2,453

* *Included in the loan rate variance was an increase (decrease) in interest income related to non-performing loans of $55,000 and $(25,000) in 2001 and 2000, respectively. The variances due to rate include the effect of nonaccrual loans because no interest is earned on such loans.*

The 5% decline in interest income for 2001 was primarily attributable to a 70 basis point decline in the average yield on earning assets, from 8.3% in 2000 to 7.6% for 2001. A 4% increase in average earning assets from $383,695,000 for 2000 to $400,650,000 for 2001 helped offset the decline in interest income due to decreases in interest rates. Primarily due to the decreases in the prime rate, interest income related to the rate variance decreased by $3,160,000. A $1,486,000 increase in interest income, attributable to volume growth, was the result of a 6% increase in average outstanding loans. The average yield on loans decreased 80 basis points from 8.6% in 2000 to 7.8% in 2001. The average yield on federal funds sold decreased 170 basis points to 4.3% for 2001, compared to 6.0% for 2000. The yield on the investment portfolio decreased by 20 basis points from 5.7% in 2000 to 5.5% in 2001.

As of December 31, 2001, outstanding loans balances increased 13% over December 31, 2000. The most significant loan growth occurred in permanent mortgage loans, including commercial mortgage loans, fixed rate home equity loans and residential mortgage loans, which increased by 33%. Commercial mortgage loans increased by 46%, while residential mortgage loan balances, spurred on by increases in refinancing of residential mortgage loans due to declining residential mortgage loan rates in 2001, increased by 71% and fixed rate home equity loans decreased by 10%, as homeowners took the opportunity to refinance these balances into lower costing residential first mortgages. Commercial and industrial loans grew by 14% and construction loan outstanding balances increased 92%. A 29% decrease in outstanding consumer loans is due primarily to continued run-off of indirect automobile loans, which was planned by the Bank, as well as the repayment by home equity loan borrowers, as they chose to refinance these balances into first mortgages. The yield on average earning assets decreased by 70 basis points from 8.3% in 2000 to 7.6% in 2001.

Average deposits increased $12,025,000 or 3% during 2001. Average outstanding CD balances increased by 10%. Average outstanding money market account balances grew by 1% and average non-interest-bearing demand deposits were up by 7%. Average outstanding NOW account and savings account balances decreased by 1% and 3%, respectively. Average outstanding short-term borrowings and federal funds purchased increased by 14%. The cost of funds for the Bank averaged 1.6% for 2001 compared to 1.9% for 2000, a 30 basis point decrease.

Loan Loss Provision

The Bank increased its annual loan loss provision from $250,000 for 2000 to $1,200,000 for 2001. During 2001 the Bank had write-offs totaling $1,169,000. The majority of this write-off was to one commercial borrower. A small recovery was received on the charged-off loan. In addition to replenishing the provision for the amount written-off, the provision was increased to allow for additional loan deterioration within the existing loan portfolio, associated with a decline in the economy and the growth in the loan portfolio. The allowance for loan losses was $4,928,000 and $4,320,000 as of December 31, 2001 and 2000, respectively. Delinquencies, as a percentage of outstanding loans, amounted to 11 basis points and 20 basis points as of December 31, 2001 and 2000, respectively. Nonperforming loans amounted to $43,000 at December 31, 2001, a 47% decrease from $81,000 at December 31, 2000. There was no OREO recorded on the Bank's books at either year-end. The allowance for loan losses, as a percentage of outstanding loans, was 1.23% as of December 31, 2001, compared to 1.22% as of December 31, 2000. Bank management has determined that the 2001 loan loss provision was sufficient to maintain an adequate level of the allowance for loan losses during 2001.

A summary of the changes in the allowance for loan losses and a breakdown of loan loss experience by major loan category for each of the past five years follows:

TABLE 5 - Allowance for Loan Losses

(dollars in thousands)	December 31, 2001	2000	1999	1998	1997
Allowance for loan losses:					
Balance, January 1	**$4,320**	$4,400	$4,100	$4,074	$4,182
Charge-offs:					
Commercial and industrial	**(940)**	(32)	(10)	(42)	(196)
Real estate—construction	—	—	—	—	—
Real estate—mortgage	**(51)**	(12)	22*	(22)	—
Consumer	**(178)**	(355)	(209)	(179)	(237)
Total charge-offs	**(1,169)**	(399)	(197)	(243)	(433)
Recoveries:					
Commercial and industrial	**63**	3	87	100	102
Real estate—construction	**476**	—	116	—	—
Real estate—mortgage	—	—	—	—	—
Consumer	**38**	66	44	19	23
Total recoveries	**577**	69	247	119	125
Net recoveries/ (charge-offs)	**(592)**	(330)	50	(124)	(308)
Provision for loan losses	**1,200**	250	250	150	200
Balance, December 31	**$4,928**	$4,320	$4,400	$4,100	$4,074
Net recoveries/(charge-offs) to average loans	**(0.16)%**	(0.10)%	0.02%	(0.05)%	(0.12)%

* *The negative charge-off of $22,000 in real estate—mortgage loans in 1999 reflects the adding back to the loan loss reserve of an amount previously charged off, in conjunction with the acquisition of other real estate owned.*

TABLE 6 - Allocation of the Allowance for Loan Losses

The table below allocates the balance of the allowance for loan losses by loan category and the corresponding percentage of loans to total loans for each loan category for the last five years:

(dollars in thousands)	December 31, 2001	% Loans to Total Loans	2000	% Loans to Total Loans	1999	% Loans to Total Loans	1998	% Loans to Total Loans	1997	% Loans to Total Loans
Balance at end of period applicable to:										
Commercial and industrial	**$2,729**	**39.1%**	$1,193	41.5%	$ 151	39.7%	$ 427	31.8%	$ 316	28.1%
Real estate—construction	**214**	**5.1**	7	3.0	33	4.2	81	4.7	1,111	5.1
Real estate—mortgage	**1,019**	**45.0**	56	38.3	228	35.4	161	39.3	184	38.2
Consumer	**316**	**10.8**	248	17.2	279	20.7	301	24.2	465	28.6
Unallocated	**650**	—	2,816	—	3,709	—	3,130	—	1,998	—
Total	**$4,928**	**100.0%**	$4,320	100.0%	$4,400	100.0%	$4,100	100.0%	$4,074	100.0%

The loan loss reserve allocation reflects a reserve based on specific loan loss reserve allocations on loans reviewed individually as well as an average historical loan write-off percentage for loans in each specific loan category not individually reviewed and is also increased by an additional percentage to reflect current market conditions. As a part of the internal loan review process, loans considered impaired under SFAS No. 114 are individually reviewed and, when deemed appropriate, a specific portion of the loan loss reserve is allocated to the respective impaired loans.

Refer to page 34 for further discussion of the Corporation's loan review process.

Other Income

The following table details other income for the years ended December 31, 2001 and 2000, and the percent change from year to year:

TABLE 7 - Other Income

(dollars in thousands)	2001	2000	% Change
Fees for trust services	**$ 8,737**	$ 8,973	(3%)
Service charges on deposit accounts	**1,540**	1,144	35%
Other fees and service charges	**718**	1,024	(30%)
Net gain on sale of loans	**5,221**	1,240	321%
Gain on the sale of other real estate owned	**—**	14	(100%)
Fees earned from family business office services	**2,564**	2,429	6%
Investment advisory and brokerage fees	**296**	957	(69%)
Tax consulting fees	**—**	793	(100%)
Insurance commission income	**252**	191	32%
Other operating income	**1,502**	962	56%
Total other income	**$20,830**	$17,727	18%

In addition to net interest income, the Bank's three operating segments, as well as BMA, ICBM, B M Brokerage, BMAM, JWR&Co, and BM Finance generate various streams of fee-based income, including investment management and trust income, service charges on deposit accounts, loan servicing income, consulting fees and gains/losses on loan sales.

As discussed in the "Lines of Business" section on pages 14-16, the increase in other income in 2001 from 2000 levels was primarily a result of an increase in revenues from gains on the sale of residential mortgage loans in the secondary market.

Fees for investment management and trust services declined $236,000 or 3% from year to year. Refer to the discussion under the heading "Wealth Management Line of Business" on page 15 of this report.

As discussed in the "Mortgage Banking Line of Business" section, the $3,981,000 or 321% increase in gains on the sale of residential mortgage loans was directly attributable to a $255,559,000 or 356% increase in the volume of residential mortgages sold, compared to 2000, partially offset by a 13 basis point decrease in the yield on the sale of residential mortgage loans to the secondary mortgage market.

Fees from the JWR&Co family office business amounted to $2,564,000 for 2001, a $135,000 or 6% increase from fees earned in 2000. This increase is directly attributable to increased client activity during 2001 compared to 2000.

Service charges on deposit accounts increased $396,000 or 35%, due primarily to a decrease in the earnings credit applied to offset charges to deposit accounts. This decrease allowed the Bank to increase its actual fees charged over 2000 levels. The Bank also revised its fee schedule for services in 2001, thereby increasing fee income.

Investment advisory and brokerage fees declined $661,000 or 69% from $957,000 for 2000 to $296,000 for 2001. The primary reason for this decline was the decision to discontinue the operations of BMAM during 2001.

Insurance commission income increased $61,000 or 32% from $191,000 for 2000 to $252,000 for 2001. During 2001, ICBM entered into the Marketing Agreement with PCP&B, thereby expanding their base of business. ICBM has also generated new client relationships in both the property and casualty line of business, as well as the life and employee benefits line of business.

Other operating income increased $540,000 or 56% in 2001 from 2000 levels, primarily due to sweep fees paid on the commercial and personal accounts, which grew by $380,000. This fee growth is directly attributable to the fees charged for the movement of bank's customers balances to off-balance sheet mutual funds. The funds being moved increased from $126,752,000 at December 31, 2000 to $168,337,000 at December 31, 2001.

Other fees and services decreased $306,000 or 30% from 2000 levels. As borrowers chose to refinance residential mortgage loans during 2001, unamortized mortgage servicing rights ("MSRs"), associated with the loans being paid off had to be fully amortized. The significant volume of refinancing activity referred to under the Mortgage Banking section was primarily responsible for a reduction in income of $581,000 in MSRs in 2001 compared to $45,000 in 2000. BMT Mortgage Company, a division of the Bank, refinanced a large portion of the loans paid off. Therefore, as the new residential mortgage loans were sold, the MSR balances were replaced.

Other Expenses

The following table details other expenses for the years ended December 31, 2001 and 2000, and the percent change from year to year:

TABLE 8 - Other Expenses

(dollars in thousands)	2001	2000	% Change
Salaries - regular	**$14,048**	$13,859	1%
Salaries - other	**2,036**	1,043	95%
Employee benefits	**2,819**	1,849	52%
Occupancy expense	**2,111**	2,100	1%
Furniture, fixtures and equipment	**1,964**	2,140	(8%)
Advertising	**959**	1,235	(22%)
Professional fees	**552**	1,667	(67%)
Computer processing	**596**	556	7%
Stationery and supplies	**360**	391	(8%)
Insurance	**163**	526	(69%)
Goodwill	**165**	324	(49%)
Net cost of operation of other real estate owned	**—**	(1)	(100%)
Other operating expenses	**3,970**	4,007	(1%)
Total other expenses	**$29,743**	$29,696	0%

Other expenses increased for the year ended December 31, 2001, by $47,000, practically even with 2000. Regular salaries, consisting of regular, part time and overtime salary expense, the largest component of other expenses, rose 1%. Increases in regular salary expenses for 2001 were partially offset by the elimination of regular salary expense associated with BMA, whose operations were discontinued at December 31, 2000. As of December 31, 2001, the Corporation's consolidated full-time equivalent staffing level was 256.0 compared to 269.0 as of December 31, 2000.

Other salaries increased $993,000 or 95% from 2000 to 2001. The increase in 2001 was directly related to incentive-based compensation, which is directly related to corporate profitability.

Employee benefit costs increased $970,000 or 52% in 2001 from 2000 levels. Of this increase, $770,000 relates to the Corporation's pension plan, which produced net income of $74,000 in 2001 compared to net income of $843,000 in 2000. As presented in Note 11 of this report "Pension and Postretirement Benefits", a number of factors are responsible for this decrease in net pension income. Interest costs, associated with the pension plan, increased by $156,000 for 2001, compared to 2000 and the amortization of the actuarial gain decreased by $559,000. These two items account for $715,000 of the $770,000 decrease in net pension income from 2000 to 2001. Pension assets are invested in a variety of investments including equity stocks, bonds and cash equivalents. Primarily due to the economic impact on the stock market during 2001, pension assets declined in value by $1,598,000. Partially offsetting this decrease was a 75 basis point increase in the expected return on plan assets, from 8.5% for 2000 to 9.25% for 2001. The expected rate of return is determined based on a number of factors, including the mix of investments held in the portfolio and recent historical rates earned on the respective investments. The cost of the Bank's medical insurance rose by $70,000.

Occupancy expense was practically level with similar expenses in 2000, growing by $11,000. Furniture, fixtures and equipment expenses decreased by $176,000 or 8% from 2000 to 2001. Limited capital expenditures are primarily responsible for this decrease.

Advertising decreased $276,000 or 22%, reflecting a reduction in the Corporation's advertising campaign in 2001, compared to 2000.

The cost of professional fees declined by $1,115,000 or 67%. The primary reasons for this decrease was a decline of $351,000 in the Bank's legal fees and a $422,000 decrease in professional fees associated with BMAM. The decrease in Bank legal fees was the result of a reduction of fees in 2001 compared to 2000 and a recovery in 2001 of $221,000 in legal fees related to a prior problem loan. The reduction in BMAM's professional fees was due to the termination of relationships with outside business solicitors during 2000.

Insurance expense decreased by $363,000 or 69%. Insurance expense is composed of the premiums paid to The Federal Deposit Insurance Corporation (the "FDIC") for deposit insurance, as well as the cost of the Corporation's business insurance coverage. FDIC insurance premiums decreased $5,000 or 7% from 2000 to 2001. The cost of the Bank's business insurance premiums decreased by $244,000 or 57% in 2001 compared to 2000 premium levels, due to lower premiums being negotiated for the 2001 insurance renewals.

During 2000, because of the changes in management, the remaining balance of goodwill related to the acquisition of BMAM was written-off of the Corporation's books. This is the reason for the $159,000 decrease in goodwill expense in 2001, compared to 2000. The remaining goodwill relates to the acquisition of JWR&Co, which has an amortization period of 20 years. Under Statement of Financial Accounting Standard No. 142—"Goodwill and Other Intangible Assets", unless impairment of goodwill is indicated, goodwill will no longer be written off. Therefore, in 2001 goodwill was being amortized on a straight-line method and in subsequent years, unless impairment of the goodwill is indicated, will no longer be written off.

Other operating expenses decreased $37,000 or 1% from 2000 to 2001. During 2001, the Bank reported a recovery of other expenses associated with a prior problem loan of $134,000. Exclusive of this recovery, other operating expenses increased by 2% in 2001, compared to 2000.

Income Taxes

Federal income taxes for 2001 were $4,770,000, compared to $4,325,000 for 2000. This represents an effective tax rate of 34.3% and 34.0% for 2001 and 2000, respectively. Income taxes for financial reporting purposes differ from the amount computed by applying the statutory rate to income before taxes, due primarily to tax-exempt income from certain loans and investment securities. See Note 10 to the consolidated financial statements.

FINANCIAL CONDITION

Investment Securities

Management has elected to classify 100% of the investment portfolio as available for sale. Therefore, the investment portfolio was carried at its estimated market value of $26,222,000 and $26,907,000 as of December 31, 2001 and 2000, respectively. The amortized cost of the portfolio as of December 31, 2001 was $25,807,000, resulting in net unrealized gains of $415,000. The amortized cost of the portfolio at December 31, 2000 was $26,971,000, resulting in net unrealized losses of $64,000.

The maturity distribution and weighted average yields on a fully tax-equivalent basis of investment securities at December, 31, 2001, are as follows:

TABLE 9 - Investment Portfolio

(dollars in thousands)	Maturing during 2002	Maturing from 2002 through 2006	Maturing from 2006 through 2011	Maturing after 2011	Total
Obligations of the U.S. Government and agencies:					
Book value	$2,044	$20,833	$—	$ —	$22,877
Weighted average yield	5.9%	5.3%	—	—	5.4%
State and political subdivisions:					
Book value	958	450	—	—	1,408
Weighted average yield	6.3%	6.5%	—	—	6.4%
Other investment securities:					
Book value	—	—	87	1,850	1,937
Weighted average yield	—	—	—	6.5%	6.2%
Total book value	$3,002	$21,283	$87	$1,850	$26,222
Weighted average yield	6.0%	5.3%	—	6.5%	5.5%

In addition to $5,365,000 in maturities during 2001, $14,000,000 in investments were called and $588,000 of Federal Home Loan stock was redeemed as a result of the level of short term borrowings. During 2001, purchases of investment securities amounted to $18,793,000. Those transactions, and the $479,000 increase in unrealized gains on the investment portfolio were primarily responsible for the $685,000 or 3% decrease in the investment portfolio from December 31, 2000, to December 31, 2001. At December 31, 2001, approximately 86% of the investment portfolio consisted of fixed rate U.S. Government and U.S. Government Agency securities. The Corporation does not own any derivative investments and does not plan to purchase any of those investments in the foreseeable future.

Loans

For financial reporting purposes, both fixed and floating rate home equity loans, collateralized by mortgages, are included in other permanent mortgage loans. Floating rate personal lines of credit (the Bank's "CreditLine" product) are included in consumer loans.

A breakdown of the loan portfolio by major categories at December 31 for each of the last five years is as follows:

TABLE 10 - Loan Portfolio

	December 31				
(in thousands)	**2001**	2000	1999	1998	1997
Real estate loans:					
Permanent mortgage loans	**$177,450**	$135,777	$134,495	$110,535	$102,474
Construction loans	**20,416**	10,642	14,398	13,204	13,647
Commercial and industrial loans	**167,452**	147,398	119,835	89,368	75,474
Consumer loans	**35,521**	60,767	70,211	68,078	76,963
Total	**$400,849**	$354,584	$338,939	$281,185	$268,558

The maturity distribution of the loan portfolio, excluding loans secured by one-family residential property and consumer loans, at December 31, 2001, is shown below.

(in thousands)	Maturing during 2002	Maturing from 2003 through 2006	Maturing after 2006	Total
Commercial, financial, and agricultural	$ 88,971	$40,862	$37,619	$167,452
Real estate—construction	11,534	8,882	—	20,416
Real estate—other	610	15,178	52,118	67,906
Total	$101,115	$64,922	$98,737	$255,774
Interest sensitivity on the above loans:				
Loans with predetermined rates	$ 7,246	$41,747	$36,908	$ 85,901
Loans with adjustable or floating rates	93,869	23,175	52,829	169,873
Total	$101,115	$64,922	$89,737	$255,774

There are no scheduled prepayments on the loans included in the maturity distributions.

TABLE 11 - Loan Portfolio and Nonperforming Asset Analysis

	Loan Portfolio				Nonperforming Assets			Loan Loss Reserve
(in thousands)	Current	Past Due 30 to 89 Days	Past Due 90 Days or More	Total Loans	Non-Performing Loans *	Other Real Estate Owned	Total Non-Performing Assets	Reserve for Loan Loss Allocation
Real estate loans:								
Permanent mortgage loans:								
Residential	$ 62,038	$ —	—	$ 62,038	$ —	$ —	$ —	$ 342
Commercial	67,867	39	—	67,906	—	—	—	373
Home equity	47,414	87	15	47,516	15	—	15	304
Total permanent mortgage loans	177,319	126	15	177,460	15	—	15	1,019
Construction mortgage loans:								
Residential	13,675	—	—	13,675	—	—	—	143
Commercial	6,741	—	—	6,741	—	—	—	71
Total construction mortgage loans	20,416	—	—	20,416	—	—	—	214
Total real estate loans	197,735	126	15	197,876	15	—	15	1,233
Commercial and industrial loans	167,452	—	—	167,452	—	—	—	2,729
Total commercial and industrial loans	167,452	–	—	167,452	—	—	—	2,729
Consumer loans:								
Direct	6,398	13	8	6,419	8	—	8	57
Indirect	24,508	244	17	24,769	17	—	17	220
CreditLine	4,329	1	3	4,333	3	—	3	39
Total consumer loans	35,235	258	28	35,521	28	—	28	316
Unallocated reserve for loan loss	—	—	—	—	—	—	—	650
Total	$400,422	$ 384	$ 43	$400,849	$ 43	$ —	$ 43	$ 4,928

* *Nonperforming loans are loans on which scheduled principal and/or interest is past due 90 days or more and loans less than 90 days past due which are deemed to be problem loans by management. Total nonperforming loans of $43,000 includes the $43,000 in loans past due 90 days or more, on which certain borrowers have paid interest regularly. There are no loans less than 90 days delinquent included in nonperforming loans.*

The Bank's lending function is its principal income generating activity, and it is the Bank's policy to continue to serve the credit needs of its market area. Total loans at December 31, 2001 increased 13% to $400,849,000 from $355,006,000 as of December 31, 2000.

The largest growth in outstanding balances occurred in permanent mortgage loans, which consist of commercial and residential mortgages, as well as home equity loans. These balances increased by 31% or $41,683,000 during 2001, from $135,777,000 at December 31, 2000, to $177,460,000 at December 31, 2001. This growth was due primarily to a $25,778,000 or 71% increase in residential mortgage loans and a $21,437,000 or 46% increase in outstanding commercial mortgage loans. Included in the $25,778,000 increase in residential mortgage loans was $22,058,000 in residential second mortgage loans and $4,103,000 in residential mortgage loans classified as available-for-sale from year-end 2000 to year-end 2001. The Bank began making residential second mortgage loans in 2001. Partially offsetting these increases were decreases in the balances of residential mortgage loans that were classified as held to maturity.

Commercial and industrial loan balances grew $20,054,000 or 14% from $147,398,000 at December 31,2000 to $167,452,000 at December 31, 2001. Continued increased business development in the Bank's commercial lending market area is the primary reason for this strong growth.

Consumer loans, consisting of loans to individuals for household, automobile, family, and other consumer needs, as well as purchased indirect automobile paper from automobile dealers in the Bank's market area, decreased $25,668,000 or 42%, from $61,189,000 at December 31, 2000, to $35,521,000 at December 31, 2001. A $20,772,000 or 46% decrease in outstanding indirect automobile paper, from $45,096,000 at December 31, 2000 to $24,324,000 at December 31, 2001, is primarily responsible for this decrease. Competition from automobile manufacturers' credit facilities and lower costing financing from home equity loans continues to be a source of major competition for this product.

As of December 31, 2001, the construction loans portfolio increased by $9,774,000 or 92%, from $10,642,000 at December 31, 2000, to $20,416,000 at

December 31, 2001. As of December 31, 2001 and 2000, the construction lending portfolio had neither any nonperforming loans nor any loans delinquent 30 days or more.

Off-Balance Sheet Commitments

The Bank has financial instruments with off-balance sheet risk that are necessary to help our customers meet their financing needs. These instruments have elements of credit risk that exceed the amount recognized in the consolidated statements of financial condition. These financial instruments include commitments to extend credit, subject to certain terms and conditions, of $138,805,000 at December 31, 2001 and $126,522,000 at December 31, 2000. Stand-by letters of credit were $9,637,000 and $10,699,000 as of December 31, 2001 and December 31, 2000, respectively. Please refer to note 14 for expanded discussion of off-balance sheet commitments.

Deposits

The Bank attracts deposits from within its market area by offering various deposit instruments, including savings accounts, NOW accounts, money market accounts, and certificates of deposit.

Total deposits increased 1% to $391,059,000 at December 31, 2001, from $386,966,000 at year-end 2000. Short-term borrowings increased by $20,000,000 from December 31, 2000 to December 31, 2001. The increase in short-term borrowings is a result of the increase in loan balances. A more meaningful measure of the change in deposits and short-term borrowings is average daily balances. As illustrated in Table 12, average daily deposit balances increased 3%. While average higher costing short-term borrowings and CDs grew in 2001, the ability to lower overall interest rates paid for interest-bearing deposits and short-term borrowings was primarily responsible for a 30 basis point decrease in the average cost of funds for 2001, compared to 2000. The average cost of funds for 2001 was 1.6% compared to 1.9% for 2000.

The following table presents the average balances of deposits and the percentage change for the years indicated:

TABLE 12 - Average Daily Balances of Deposits

(dollars in thousands)	2001	2000	Change 2001 vs. 2000	1999	Change 2000 vs. 1999
Demand deposits, non-interest-bearing	**$102,877**	$ 96,215	6.9%	$ 92,098	4.5%
Market rate accounts	**51,022**	50,633	0.8	49,871	1.5
NOW accounts	**99,196**	100,158	(1.0)	93,769	6.8
Regular savings	**40,024**	41,350	(3.2)	40,865	1.2
	190,242	192,141	(1.0)	184,505	4.1
Time deposits	**78,081**	70,819	10.3	65,000	9.0
Total	**$371,200**	$359,175	3.3%	$341,603	5.1%

The following table shows the maturity of certificates of deposit of $100,000 or greater as of December 31, 2001:

TABLE 13 - Maturity of Certificates of Deposit of $100,000 or Greater

(in thousands)	
Three months or less	$16,180
Three to six months	3,168
Six to twelve months	3,895
Greater than twelve months	122
Total	$23,365

Capital Adequacy

At December 31, 2001, total shareholders' equity of the Corporation was $57,307,000, a $6,337,000 or 12% increase over $50,970,000 at December 31, 2000. Increasing the capital was the addition of earnings, less dividends for the year, as well as the increase in the market value of the investment securities year to year. As of December 31, 2001, shareholders' equity included unrealized gains on investment securities, net of deferred taxes, of $274,000 compared to unrealized losses on investment securities, net of taxes, of $42,000 at December 31, 2000. This change caused a $316,000 increase to shareholders' equity from December 31, 2000 to December 31, 2001.

The Corporation and the Bank are required to meet certain regulatory capital adequacy guidelines. Under these guidelines, risk-based capital ratios measure capital as a percentage of risk-adjusted assets. Risk-adjusted assets are determined by assigning various weights to all assets and off-balance sheet arrangements, such as letters of credit and loan commitments, based on the associated risk.

The Bank's risk-based capital ratios at December 31, 2001 and 2000 are listed below. These ratios are all in excess of the minimum required capital ratios, also listed below.

TABLE 14 - Risk-based Capital Ratios

	2001		2000	
	Actual	**Minimum Required**	Actual	Minimum Required
Tier I capital ratio	**10.34%**	**4.00%**	9.77%	4.00%
Total capital ratio	**11.53**	**8.00**	10.91	8.00

The FDIC has created a statutory framework for capital requirements that established five categories of capital strength, ranging from a high of "well-capitalized" to a low of "critically under-capitalized". As of December 31, 2001 and 2000, the Bank exceeded the levels required to meet the definition of a "well-capitalized" bank.

Management anticipates that the Corporation and the Bank will continue to be in compliance with all capital requirements and continue to be classified as "well-capitalized."

The Corporation's ability to declare dividends in the future is dependent on future earnings.

Risk Elements

Risk elements, as defined by the Securities and Exchange Commission in its Industry Guide 3, are composed of four specific categories: (1) nonaccrual, past due, and restructured loans, (2) problem loans, loans not included in the first category, but where information known by Bank management indicates that the borrower may not be able to comply with present payment terms, (3) foreign loans outstanding, and (4) loan concentrations. Table 11 presents a summary, by loan type, of the Bank's nonaccrual and past due loans as of December 31, 2001. It is the Bank's policy to promptly place nonperforming loans on nonaccrual status. Bank management knows of no outstanding loans that presently would meet the criteria for inclusion in the problem loan category, as indicated under specific category (2) referred to above. The Bank has no foreign loans, and loan concentrations are presented in Table 6. Table 6 presents the percentage of outstanding loans, by loan type, compared to total loans outstanding as of December 31, 2001.

Asset Quality

The Bank is committed to maintaining and developing quality assets. Loan growth is generated primarily within the Bank's market area, which includes Montgomery, Delaware, and Chester Counties. Loan and deposit growth is also generated in portions of Bucks and Philadelphia Counties. The development of quality loan growth is controlled through a uniform lending policy that defines the lending functions and goals, loan approval process, lending limits, and loan review.

Nonperforming loans were $43,000 at December 31, 2001, a 47% decrease from $81,000 at December 31, 2000. There were no OREO properties on the Bank's books as of December 31, 2001 or 2000.

Total nonperforming assets, which include nonaccruing and past due loans and other real estate owned, are presented in the table below for each of the five years in the period ended December 31, 2001.

TABLE 15 - Nonperforming Assets

	December 31,				
(in thousands)	2001	2000	1999	1998	1997
Loans past due 90 days or more not on nonaccrual status:					
Real estate—mortgage	**$15**	$18	$ 19	$ 84	$ 72
Consumer	**28**	63	53	56	27
Loans on which the accrual of interest has been discontinued:					
Commercial and industrial	**—**	—	—	—	347
Real estate—mortgage	**—**	—	720	353	723
Real estate—construction	**—**	—	—	—	—
Total nonperforming loans	**43**	81	792	493	1,169
Other real estate owned and in-substance foreclosed properties *	**—**	—	—	271	25
Total nonperforming assets	**$43**	$81	$792	$764	$1,194

All loans past due 90 days or more, except consumer loans and home equity mortgage loans, are placed on nonaccrual status. Such factors as the type and size of the loan, the quality of the collateral, and historical creditworthiness of the borrower and/or guarantors are considered by management in assessing the collectibility of such loans. Interest foregone on nonaccrual status loans was $84,000 for the year ended December 31, 2001. Interest earned and included in interest income on these loans prior to their nonperforming status amounted to $24,000 in 2001.

* *Refer to Note 2 to the consolidated financial statements.*

The Bank maintains a Loan Review Committee (the "Committee") that periodically reviews the status of all nonaccrual, impaired loans, and loans criticized by the Bank's regulators. An independent consultant is retained to review both the loan portfolio as well as the overall adequacy of the loan loss reserve. The methodology used to arrive at an appropriate allowance for loan loss involves a high degree of management judgement. It is the goal of this loan loss reserve adequacy process to provide a loan loss reserve sufficient to address the Bank's risk of loan losses, in the existing loan portfolio, during various economic cycles. During the review of the loan loss reserve, the Committee considers allocations of the loan loss reserve to specific loans on a loan-by-loan basis. Also considered is an inherent loan loss in specific pools of similar loans, based on prior historical loss activity and the impact of the current economic environment. The sum of all analyzed loan components is compared to the loan loss reserve balance, and any adjustments deemed necessary to the loan loss reserve balance are made on a timely basis.

The Corporation is regulated and periodically inspected by The Federal Reserve Board. The Bank, a state member bank of the Federal Reserve System and the

Pennsylvania Department of Banking, is also regulated and periodically examined by both these entities. There are no recommendations by the regulators, which would have a material effect on the Corporation's asset quality, liquidity, capital resources, or results of operations.

Asset and Liability Management

Through its Asset/Liability Committee ("ALCO") and the application of Risk Management Policies and Procedures, the Bank seeks to minimize its exposure to interest rate risk as well as to maintain sufficient liquidity and capital compliance.

Interest Rate Sensitivity

The difference between interest sensitive assets and interest sensitive deposits, stated in dollars, is referred to as the *interest rate sensitivity gap*. A positive gap is created when interest rate sensitive assets exceed interest rate sensitive deposits. A positive interest rate sensitive gap will result in a greater portion of assets compared to deposits repricing with changes in interest rates within specified time periods. The opposite effect results from a negative gap. In practice, however, there may be a lag in repricing some products in comparison to others. A positive gap in the short-term, 30 days or less, in a rising interest rate environment should produce an increase in net interest income. The converse is true of a negative gap in a rising interest rate environment.

As shown in the following table, the Bank is presently asset interest rate sensitive in the short-term, 30 days or less, category.

TABLE 16 - Interest Rate Sensitivity Analysis as of December 31, 2001

	Repricing Periods						
(dollars in thousands)	0 to 30 Days	31 to 90 Days	91 to 180 Days	181 to 365 Days	Over 1 Year	Non-Rate Sensitive	Total
Assets:							
Interest-bearing deposits with other banks	$ 516	$ —	$ —	$ —	$ —	$ —	$ 516
Federal funds sold	—	—	—	—	—	—	—
Investment securities	83	5,500	1,500	6,950	10,025	2,164	26,222
Loans	141,862	9,946	15,745	42,098	191,416	(4,928)	396,139
Cash and due from banks	—	—	—	—	—	28,157	28,157
Other assets	—	—	—	—	—	25,789	25,789
Total assets	$142,461	$ 15,446	$ 17,245	$ 49,048	$201,441	$ 51,182	$476,823
Liabilities and shareholders' equity:							
Demand, noninterest-bearing	$ 24,081	$ —	$ —	$ —	$ —	$ 86,483	$110,564
Savings deposits	6,828	13,657	20,485	40,971	122,911	—	204,852
Time deposits	13,264	15,198	16,342	23,612	7,227	—	75,643
Other liabilities	20,000	—	—	—	—	8,457	28,457
Shareholders' equity	—	—	—	—	—	57,307	57,307
Total liabilities and shareholders' equity	$ 64,173	$ 28,855	$ 36,827	$ 64,583	$130,138	$ 152,247	$476,823
Gap	$ 78,288	$(13,409)	$(19,582)	$(15,535)	$ 71,303	$(101,065)	$ —
Cumulative gap	$ 78,288	$ 64,879	$ 45,297	$ 29,762	$101,065	$ —	$ —
Cumulative earning assets as a ratio of interest-bearing liabilities	222%	170%	135%	115%	131%	100%	—

The Bank uses income simulation models to measure its interest rate risk and to manage its interest rate sensitivity. The simulation models consider not only the impact of changes in interest rates on forecasted net interest income, but also such factors as yield curve relationships, loan prepayments, and deposit withdrawals. As of year-end 2001, based on an analysis of the results from the simulation models, the Bank's interest rate risk was within the acceptable range as established by the Bank's Asset/Liability Policies and Procedures.

While future interest rate movements and their effect on Bank revenue cannot be predicted, there are no trends, events, or uncertainties of which the Corporation's management is currently aware that will have, or are reasonably likely to have, a material effect on the Corporation's liquidity, capital resources, or results of operations in the future.

Liquidity

The Bank's liquidity is maintained by managing its core deposits, purchasing federal funds, selling loans to the secondary market, and borrowing from the Federal Home Loan Bank of Pittsburgh (the "FHLB").

The Bank's liquid assets include cash and cash equivalents, as well as certain unpledged investment securities. Bank management has developed a liquidity measure, incorporating its ability to borrow from the FHLB to meet liquidity needs and goals. Periodically, ALCO reviews the Bank's liquidity needs, incorporating the ability to borrow from the FHLB and reports these findings to the Risk Management Committee of the Bank's Board of Directors.

During 2001, cash provided by operations amounted to $5,709,000. This was a $3,417,000 decrease from $9,126,000 of net income. This decrease was due primarily to the net use of funds related to loan sale activity, which used $3,186,000 of net funding in 2001. Cash used for investing activities amounted to $38,648,000. Investment activity provided $1,160,000 in cash, as the balance in the investment portfolio decreased by 3% at December 31, 2001, compared to December 31, 2000. The net funding of loans and purchase of indirect automobile paper used $38,450,000 in funding. The cost of premises' improvements and the purchase of equipment used $1,562,000.

Offsetting the decrease in funds from investing activities was an increase in funds from the Bank's financing activities, which provided $20,239,000 in net cash, primarily the result of a $20,000,000 increase in short-term borrowings from the FHLB. The Corporation used $42,000 in repayment of its mortgage debt. The Corporation received $1,562,000 in proceeds from the issuance of common stock, related to stock option exercises and used $2,259,000 to repurchase common stock, pursuant to the Stock Repurchase Program, and $3,115,000 to pay the dividends in 2001. The Corporation's cash and cash equivalents decreased from December 31, 2000, to December 31, 2001, by $12,700,000, from $41,373,000 at December 31, 2000 to $28,673,000 at December 31, 2001.

2000 VS. 1999 RESULTS OF OPERATIONS

Net Income

Net income for the year ended December 31, 2000, was $8,261,000, a 4% increase over net income of $7,961,000 for the year ended December 31, 1999. There were a number of non-recurring items in both 1999 and 2000 results. Exclusive of these non-recurring items, in each year, net income grew by 10% in 2000 over 1999. Basic earnings per share rose from $1.83 in 1999 to $1.92 in 2000. Diluted earnings per share were $1.75 for 1999 compared to $1.85 in 2000. In 1999, the Corporation paid dividends of $0.60 per share. In 2000, the Corporation paid dividends of $0.68 per share.

Return on average assets was 1.99% for 1999 compared to 1.94% in 2000. Return on average equity was 17.97% in 1999 versus 17.20% in 2000.

Net Interest Income

Average earning assets grew 7%, primarily in higher yielding loans, which grew by 12%. The growth in higher yielding earning assets was primarily responsible for a $3,668,000 or a 13% rise in interest income.

Average outstanding deposits, short-term borrowing and federal funds purchased also increased by 7%, with non-interest bearing checking accounts growing by 4% and NOW accounts growing by 7%. Average short-term borrowings increased by 107%. The cost of funds for the Bank averaged 1.90% for 2000 compared to 1.70% for 1999, a 20 basis point increase.

Net interest income increased 11% and the net interest margin increased from 6.12% for 1999 to 6.33% for 2000.

Loan Loss Provision

The provision for loan losses amounted to $250,000 for both 2000 and 1999. The ratio of the allowance for loan losses to total outstanding loans was 1.22% and 1.30% at December 31, 2000 and 1999, respectively.

Other Income

Other income decreased $359,000 or 2% in 2000 from 1999 levels. This decrease in other income was primarily a result of a decrease in revenues from investment management and trust services. The movement of some client accounts, due to resignations in 1999, and an overall decline in asset values related to a decline in the values of the stock market were the primary causes for this decrease.

Other Expenses

Other expenses increased by $1,240,000 or 4% in 2000 over 1999. Regular salaries increased $1,413,000 or 11%, due primarily to merit increases and staffing additions. Salaries—other, primarily incentive based, decreased $1,183,000 or 53%. The decrease was primarily related to a decrease in the Corporation's overall incentive-based compensation, which decreased $1,109,000 from $1,609,000 at December 31, 1999 to $500,000 at December 31, 2000.

Employee benefit costs decreased by $485,000 or 21%. Of this decrease, $849,000 relates to the Corporation's pension plan, which produced a net income of $843,000 in 2000 compared to an expense of $6,000 in 1999. The two factors that contributed to the reduction in the cost of the pension plan were the growth in the value of the pension plan's assets and strong investment performance by the pension plan assets. Partially offsetting this income was an increase in the cost of the Bank's medical insurance, which rose by $173,000.

Occupancy expenses and furniture, fixtures and equipment expenses increased $172,000 or 9% in 2000, compared to 1999.

The cost of professional fees increased by $519,000 or 45%. The primary reason for this difference was an increase of $493,000 in legal fees. This was the result of the combined effect of a recovery in 1999 of $278,000 in legal fees related to a prior problem loan and an increase in legal fees in 2000 related to litigation and other legal matters. Stationery and supplies expense increased $54,000 or 15%, due primarily to additional costs in 2001 for the production of new product brochures and letterhead for the new subsidiaries.

Insurance, including the Corporation's business coverage premiums and FDIC deposit insurance premiums, increased by $153,000 or 41% in 2000 compared to 1999. FDIC insurance premiums increased $34,000 or 92%, primarily the result of increased deposits and an increase in the rates paid for FDIC insurance over prior year's rates. The Corporation's business insurance premiums accounted for the remainder of this increase in 2000 compared to 1999 premium levels.

During 2000, because of changes in management, the remaining balance of goodwill related to the acquisition of BMAM was written off the Corporation's books. This is the reason for the $141,000 increase in goodwill expense in 2000, compared to 1999.

Other operating expenses increased $423,000 or 12% from 1999 to 2000. The largest increase was in hiring fees paid for staffing additions, which increased $198,000 in 2000 compared to 1999.

Income Taxes

The Federal income tax provision for 2000 was $4,325,000, or a 34.0% effective rate, compared to $3,876,000, or a 32.8% effective rate, for 1999.

Consolidated Balance Sheets

As of December 31	2001 (in thousands)	2000*
Assets		
Cash and due from banks	**$ 28,157**	$ 34,656
Interest-bearing deposits with other banks	**516**	322
Federal funds sold	**—**	6,395
Investment securities available for sale, at market value (amortized cost of $25,807 and $26,971 at December 31, 2001 and 2000, respectively)	**26,222**	26,907
Loans	**400,849**	354,584
Less: Allowance for loan losses	**(4,928)**	(4,320)
Net loans	**395,921**	350,264
Premises and equipment, net	**12,478**	12,394
Accrued interest receivable	**2,222**	2,980
Goodwill	**2,805**	2,970
Deferred federal income taxes	**514**	772
Mortgage servicing rights	**2,206**	373
Other assets	**5,782**	6,392
Total assets	**$476,823**	$444,425
Liabilities		
Deposits:		
Demand, noninterest-bearing	**$110,564**	$115,630
Savings	**204,852**	201,434
Time	**75,643**	69,902
Total deposits	**391,059**	386,966
Short term borrowings	**20,000**	—
Other liabilities	**8,457**	6,489
Total liabilities	**419,516**	393,455
Commitments and contingencies (Note 14)		
Shareholders' equity		
Common stock, par value $1, authorized, 25,000,000 shares, issued 5,329,675 shares and 5,203,719 shares as of December 31, 2001 and 2000, respectively, and outstanding 4,322,121 shares and 4,272,046 shares as of December 31, 2001 and 2000, respectively	**5,330**	5,204
Paid-in capital in excess of par value	**6,676**	4,604
Accumulated other comprehensive income (loss) net of deferred income taxes	**274**	(42)
Retained earnings	**56,499**	50,488
	68,779	60,254
Less: Common stock in treasury, at cost — 1,007,554 and 931,673 shares at December 31, 2001 and 2000, respectively	**(11,472)**	(9,284)
Total shareholders' equity	**57,307**	50,970
Total liabilities and shareholders' equity	**$476,823**	$444,425

The accompanying notes are an integral part of the consolidated financial statements.
**Reclassified for comparative purposes.*

Consolidated Statements Of Income

For the years ended December 31	2001	2000	1999
	(in thousands, except for share and per share data)		
Net interest income:			
Interest income:			
Interest and fees on loans	$ 28,601	$ 29,856	$ 25,724
Interest on federal funds sold	321	373	609
Interest and dividends on investment securities:			
Taxable interest income	1,211	1,512	1,702
Tax-exempt interest income	66	108	183
Dividend income	112	136	99
Total interest income	30,311	31,985	28,317
Interest expense on deposits	5,791	6,300	5,542
Interest expense on federal funds purchased	44	86	50
Interest expense on other borrowings	467	686	265
Total interest expense	6,302	7,072	5,857
Net interest income	24,009	24,913	22,460
Loan loss provision	1,200	250	250
Net interest income after loan loss provision	22,809	24,663	22,210
Other income:			
Fees for investment management and trust services	8,737	8,973	9,784
Service charges on deposit accounts	1,540	1,144	1,156
Other fees and service charges	718	1,024	1,016
Net gain on sale of loans	5,221	1,240	1,028
Fees earned from family business office services	2,564	2,429	1,947
Investment advisory and brokerage fees	296	957	1,218
Tax consulting fees	—	793	702
Insurance commission income	252	191	326
Other operating income	1,502	976	909
Total other income	20,830	17,727	18,086
Other expenses:			
Salaries—regular	14,048	13,859	12,446
Salaries—other	2,036	1,043	2,226
Employee benefits	2,819	1,849	2,334
Occupancy expense	2,111	2,100	1,928
Furniture, fixtures, and equipment	1,964	2,140	1,968
Advertising	959	1,235	1,290
Professional fees	552	1,667	1,148
Computer processing	596	556	560
Stationery and supplies	360	391	408
Insurance	163	526	373
Goodwill amortization	165	324	183
Other operating expenses	3,970	4,006	3,592
Total other expenses	29,743	29,696	28,456
Income before income taxes	13,896	12,694	11,840
Applicable income taxes	4,770	4,433	3,879
Net income	$ 9,126	$ 8,261	$ 7,961
Earnings per common share	$ 2.11	$ 1.92	$ 1.83
Diluted earnings per common share	$ 2.05	$ 1.85	$ 1.75
Weighted-average shares outstanding	4,325,520	4,292,838	4,349,403
Dilutive potential common shares	127,090	161,408	193,915
Adjusted weighted-average shares	4,452,610	4,454,246	4,543,318

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements Of Cash Flows

For the years ended December 31	2001	2000	1999
Operating activities:			
Net income	$ 9,126	$ 8,261	$ 7,961
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	1,200	250	250
Provision for depreciation and amortization	1,712	1,624	1,319
Loans originated for resale	(333,289)	(80,621)	(75,502)
Proceeds from sale of loans	330,103	72,978	74,505
Net gain on sale of loans	(5,221)	(1,241)	(1,028)
Net gain on disposal of other real estate	—	(14)	(45)
Provision for deferred income taxes	(92)	(490)	(197)
Change in income taxes payable/refundable	(328)	(299)	—
Change in accrued interest receivable	758	(569)	(342)
Change in accrued interest payable	78	(43)	179
Other	1,240	(2,405)	1,057
Net cash provided (used) by operating activities	5,287	(2,569)	8,157
Investing activities:			
Purchases of investment securities	(18,793)	(445)	(42,553)
Proceeds from maturities of investment securities	5,365	3,509	57,180
Proceeds from sales of investment securities available for sale	588	252	—
Proceeds from calls of investment securities	14,000	—	6,000
Proceeds from repayment of note payable	204	—	—
Proceeds on disposition of other real estate owned	—	14	45
Captialization of costs of other real estate owned	—	—	(41)
Net loan (originations) repayments	(36,484)	7,621	(21,728)
Purchase of automobile retail installment contracts	(1,544)	(15,556)	(33,951)
Cost of acquiring new subsidiaries	—	—	(1,975)
Purchases of premises and equipment	(1,562)	(2,004)	(1,104)
Net cash used in investing activities	(38,226)	(6,609)	(38,127)
Financing activities:			
Change in demand and savings deposits	(1,648)	24,216	14,216
Change in time deposits	5,741	(8,318)	14,495
Dividends paid	(3,115)	(2,922)	(2,603)
Repayment of mortgage debt	(42)	(37)	(30)
Proceeds from issuance of common stock	1,562	76	303
Change in borrowed funds	20,000	(10,000)	10,000
Purchase of treasury stock	(2,259)	(1,677)	(2,530)
Net cash provided by financing activities	20,239	1,338	33,851
Change in cash and cash equivalents	(12,700)	(7,840)	3,881
Cash and cash equivalents at beginning of year	41,373	49,213	45,332
Cash and cash equivalents at end of year	$ 28,673	$ 41,373	$ 49,213
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes	$ 4,200	$ 5,790	$ 2,300
Interest	6,061	7,115	5,734
Non-cash investing activities:			
Common stock issued for business acquisition:			
Joseph W Roskos	—	—	$ 2,000
CDC	—	—	281

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements Of Changes In Shareholders' Equity

(in thousands, except for shares of common stock)

For the years ended December 31, 2001, 2000 and 1999	Shares of Common Stock issued	Common Stock	Paid-in Capital	Retained Earnings	Unrealized Gains (Losses)	Treasury Stock
Balance, December 31, 1998	5,067,078	$5,067	$2,478	$39,791	$100	$ (5,215)
Net income	—	—	—	7,961	—	—
Dividends declared, $0.60 per share	—	—	—	(2,603)	—	—
Change in unrealized gains (losses), net of income taxes of ($252,000)	—	—	—	—	(489)	—
Tax benefit from gains on stock option exercise	—	—	213	—	—	—
Purchase of treasury stock	—	—	—	—	—	(2,530)
Retirement of treasury stock	(11,059)	(11)	(241)	—	—	57
Common stock issued	123,589	124	2,017	—	—	—
Balance, December 31, 1999	5,179,608	5,180	4,467	45,149	(389)	(7,688)
Net income	—	—	—	8,261	—	—
Dividends declared, $0.68 per share	—	—	—	(2,922)	—	—
Change in unrealized gains (losses), net of income taxes of $179,000	—	—	—	—	347	—
Tax benefit from gains on stock option exercise	—	—	196	—	—	—
Purchase of treasury stock	—	—	—	—	—	(1,677)
Retirement of treasury stock	(21,083)	(21)	(415)	—	—	81
Common stock issued	45,194	45	356	—	—	—
Balance, December 31, 2000	5,203,719	5,204	4,604	50,488	(42)	(9,284)
Net income	—	—	—	9,126	—	—
Dividends declared, $0.72 per share	—	—	—	(3,115)	—	—
Change in unrealized gains (losses), net of income taxes of $163,000	—	—	—	—	316	—
Tax benefit from gains on stock option exercise	—	—	707	—	—	—
Purchase of treasury stock	—	—	—	—	—	(2,259)
Retirement of treasury stock	(3,609)	(4)	(67)	—	—	71
Common stock issued	129,565	130	1,432	—	—	—
Balance, December 31, 2001	5,329,675	$5,330	$6,676	$56,499	$274	($11,472)

Consolidated Statements Of Comprehensive Income

(in thousands)

For the years ended December 31,	**2001**	2000	1999
Net income	**$9,126**	$8,261	$7,961
Other comprehensive income:			
Unrealized holding gains (losses) arising during the period	**479**	526	(741)
Deferred income tax benefit (expense) on unrealized holding gains (losses) arising during the period	**(163)**	(179)	252
Comprehensive net income	**$9,442**	$8,608	$7,472

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

1. Basis of Presentation:

The consolidated financial statements include the accounts of Bryn Mawr Bank Corporation (the "Corporation"), The Bryn Mawr Trust Company (the "Bank"), Bryn Mawr Advisers Inc. ("BMA"), Insurance Counsellors of Bryn Mawr, Inc. ("ICBM"), Bryn Mawr Brokerage Company, Inc. ("B M Brokerage"), Bryn Mawr Asset Management, Inc, (formerly CDC Capital Management, Inc.) ("BMAM"), Joseph W. Roskos & Co. ("JWR&Co.")and Bryn Mawr Finance, Inc. ("BMF"). For all years presented, all adjusting entries required for the fair presentation of the financial statements were made. All such adjustments were of a normal recurring nature. All significant intercompany transactions and accounts have been eliminated upon consolidation.

2. Summary of Significant Accounting Policies:

The accounting policies of the Corporation conform to GAAP and to general practices of the banking industry. The significant accounting policies are as follows:

Cash and cash equivalents:

Cash and cash equivalents include cash and due from banks, federal funds sold, and interest-bearing deposits with other banks with original maturities of three months or less. Cash balances reserved to meet regulatory requirements of the Federal Reserve Board amounted to $9,994,000 and $5,460,000 at December 31, 2001 and 2000, respectively.

Investment securities:

Management categorized all of its investment securities as available for sale as part of its asset/liability management strategy since they may be sold in response to changes in interest rates, prepayments, and similar factors. Investments in this classification are reported at the current market value with net unrealized gains or losses, net of the applicable deferred tax effect, being added to or deducted from the Corporation's total shareholders' equity on the balance sheet. As of December 31, 2001, shareholders' equity was increased by $274,000 due to unrealized gains (net of $141,000 in deferred income taxes) of $415,000 in the investment securities portfolio. As of December 31, 2000, shareholders' equity was decreased by $42,000 due to unrealized losses (net of $22,000 in deferred income tax benefits) of $64,000 in the investment securities portfolio.

Loans:

Interest income on loans performing satisfactorily is recognized on the accrual method of accounting. Non-performing loans are loans on which scheduled principal and/or interest is past due 90 days or more or loans less than 90 days past due which are deemed to be problem loans by management. All non-performing loans, except consumer loans, are placed on non-accrual status, and any outstanding interest receivable at the time the loan is deemed non-performing is deducted from interest income. Consumer loan principal and interest balances deemed uncollectable are charged off on a timely basis against the loan loss reserve. The charge-off policy for all loans, including non-performing and impaired loans, considers such factors as the type and size of the loan, the quality of the collateral, and historical creditworthiness of the borrower.

As a part of its internal loan review process, management, when considering making a loan an impaired loan, considers a number of factors, such as a borrower's current financial strength, the value of related collateral and the ability to continue to meet the original contractual terms of a loan. Major risk classifications, used to aggregate loans include both credit risk or the risk of failure to repay a loan and concentration risk. A loan is not considered impaired if there is merely an insignificant delay or shortfall in the amounts of payments. An insignificant delay or shortfall is a temporary delay in the payment process of a loan. However, under these circumstances, the Bank expects to collect all amounts due, including interest accrued at the contractual interest rate for the period of the delay.

When a borrower is deemed to be unable to meet the original terms of a loan, the loan is considered impaired. While all impaired loans are not necessarily considered non-performing loans, if a loan is delinquent for 90 days or more, it is considered both a non-performing and impaired loan. All of the Corporation's impaired loans, which amounted to $21,000 and $10,000 at December 31, 2001 and 2000, respectively, were put on a non-accrual basis and any outstanding accrued interest receivable on such loans, at the time they were put on a non-accrual status, was reversed from income.

Impaired loans are required to be measured based upon the present value of expected future cash flows, discounted at the loan's initial effective interest rate, at the loan's market price or fair value of the collateral, if the loan is collateral dependent. As of December 31, 2001 and 2000, no impaired loans were measured using the present value of expected future cash flows or at the loan's market price. Impaired loans measured by the fair value of the loan's collateral amounted to $21,000 and $10,000, respectively.

If the loan valuation is less than the recorded value of the loan, an impairment reserve is established for the difference. The impairment reserve is established by an allocation of the reserve for loan losses depending on the adequacy of the reserve for loan losses. All impairment reserves established in either 2001 or 2000 were allocated from the existing reserve for loan losses. As of December 31, 2001 there was $21,000 of impaired loans for which there is no related allowance for loan losses. There was no related allowance for loan loss on impaired loans, which totaled $10,000 as of December 31, 2000. Average impaired loans during both 2001 and 2000 amounted to $499,000 and $337,000, respectively.

When a loan is classified as impaired, it is put on non-accrual status and any income subsequently collected is credited to the outstanding principal balance. Therefore, no interest income was reported on outstanding loans while considered impaired in either 2001 or 2000. Loans may be removed from impaired status and returned to accrual status when all principal and interest amounts contractually due are reasonably assured of repayment within an acceptable period of time and there is a sustained period of repayment performance by the borrower, with a minimum repayment of at least six months, in accordance with the contractual terms of interest and principal.

Subsequent income recognition would be recorded under the existing terms of the loan. Based on the above criteria, $25,000 in loan balances were removed from impaired status and returned to accrual status during 2001 and $41,000 in loan balances considered impaired was removed from impaired status during 2000.

Smaller balance, homogeneous loans, exclusively consumer loans, when included in non-performing loans, for practical consideration, are not put on a non-accrual status nor is the current accrued interest receivable reversed from income. Once deemed uncollectable, the outstanding loan and accumulated interest balances are charged off through the loan loss reserve, on a timely basis.

Loan loss provision:

The loan loss provision charged to operating expenses is based on those factors which, in management's judgement, deserve current recognition in estimating loan losses including the continuing evaluation of the loan portfolio and the Bank's past loan loss experience. The allowance for loan losses is an amount that management believes will be adequate to absorb losses inherent in existing loans.

Other real estate owned:

Other real estate owned ("OREO") consists of properties acquired by foreclosure. These assets are carried at the lower of cost or estimated fair value at the time the loan is foreclosed less estimated cost to sell. The amounts recoverable from OREO could differ materially from the amounts used in arriving at the net carrying value of the assets because of future market factors beyond the control of the Bank. Costs to improve the property are capitalized, whereas costs of holding the property are charged to expense.

Deferred loan fees:

The Bank defers all loan fees and related direct loan origination costs. Deferred loan fees and costs are capitalized and amortized as yield adjustment over the life of the loan using the interest method.

Mortgage servicing rights

Mortgage servicing rights represent the value of the future potential income recognized for mortgage loans sold where servicing is retained. Mortgage servicing rights are capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing.

Premises and equipment:

Premises and equipment are stated at cost, less accumulated depreciation. The provision for depreciation is computed on a straight-line basis over the estimated useful lives, as follows: premises—10 to 50 years, and equipment—3 to 20 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. Maintenance and repairs are charged to expense; major renewals and betterments are capitalized. Gains and losses on dispositions are reflected in current operations.

Income taxes:

The Corporation files a consolidated Federal income tax return with its subsidiaries. Certain items of income and expense (primarily pension and post retirement benefits, provision for loan loss and other reserves) are reported in different periods for tax purposes. Deferred taxes are provided on such temporary differences existing between financial and income tax reporting, subject to the deferred tax asset realization criteria required under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS No. 109").

Trust income:

The trust income is recognized on the cash basis of accounting. Reporting such income on a cash basis does not materially affect net income.

Goodwill:

The excess of cost over fair market value of net assets acquired through the purchase method of accounting (Goodwill) was being amortized on a straight-line basis over the period of the expected benefit, which ranges from 10 to 20 years. Under the provisions of Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"), in years subsequent to 2001, goodwill will no longer be amortized but rather, will be periodically measured for impairment and if any expected benefit from an acquisition becomes impaired, the respective amount of impaired goodwill will be charged-off in the period of impairment.

Recently issued accounting standards:

In June 2001, Statement of Financial Accounting Standard No.141 "Business Combinations" ("SFAS No.141") was issued. SFAS No.141 supersedes Accounting Principals Board Opinion No. 16, "Business Combinations" and Financial Accounting Standard No. 38 "Accounting for Preacquisition Contingencies of Purchased Enterprises". SFAS No. 141 eliminates the pooling of interest method for accounting for a business combination. SFAS No. 141 requires that all business combinations be accounted for by a single method—the purchase method. SFAS No. 141 requires that intangible assets, arising from a business combination accounted for under the purchase method of accounting, be recognized as assets apart from goodwill if they meet one of two criteria. The criterion are (1) the contractual-legal criterion and (2) the separability criterion. The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to business combinations accounted for using the purchase method, for which the date of acquisition is July 1, 2001, or later. SFAS No. 141 will not have a material impact on the financial condition or results of operations of the Corporation.

In June 2001, Statement of Financial Accounting Standard No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142") was issued. SFAS No. 142 supersedes Accounting Principals Board Opinion No. 17 "Intangible Assets". Under SFAS No. 142, goodwill and some intangible assets having indefinable useful lives will not be amortized, but rather will be tested annually for impairment. Intangible assets having finite lives will continue to be amortized over their useful lives. Goodwill will be tested for impairment at least annually. Should the annual testing indicate any impairment in goodwill, said impairment will be written-off against the earnings in the year in which the impairment was determined. The provisions of SFAS No. 142 are required to be applied starting with fiscal years beginning after December 15, 2001. Management is presently assessing the impact of SFAS No. 142 on the financial condition and results of operations of the Corporation.

In June 2001, Statement of Financial Accounting Standard No. 143 "Accounting for Asset Retirement Obligations" ("SFAS No. 143") was issued. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Earlier application is encouraged. SFAS No. 143 will not have a material impact on the financial condition or results of operations of the Corporation.

The Corporation recognizes the value of mortgage servicing rights, which approximates the future potential income on the mortgage loans sold where the servicing is retained. Management considers economic factors including prepayments, delinquencies, and default and loss assumptions in the valuation of mortgage servicing rights. The mortgage servicing rights are reviewed annually for impairment. Mortgage servicing rights are capitalized at their allocated carrying value and amortized in proportion to, and over the period of, estimated future net servicing.

In August 2001, Statement of Financial Accounting Standard No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144") was issued. SFAS No. 144 supersedes Statement of Financial Accounting Standard No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 144 requires the recogition of impairment in the carrying value of a long-lived aset only if the carrying amount of the loan-lived asset in not recoverable from its undiscounted cash flows. An impairment loss related to long-lived assets will be measured as the difference between the carrying value and the fair value of the asset. SFAS No. 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. While early application is encouraged, the provisions of SFAS No. 144 generally are to be applied prospectively. SFAS No. 144 will not have a material impact on the financial condition or results of operations of the Corporation.

3. Investment Securities:

The amortized cost and estimated market value of investments, all of which were classified as available for sale, are as follows:

As of December 31, 2001:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of the U.S. Government and agencies	$22,502	$375	$ —	$22,877
State & political subdivisions	1,386	22	—	1,408
Other securities	1,919	18	—	1,937
Total	$25,807	$415	$ —	$26,222

As of December 31, 2000:

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Market Value
Obligations of the U.S. Government and agencies	$23,000	$ 2	$90	$22,912
State & political subdivisions	1,753	5	1	1,757
Other securities	2,218	20	—	2,238
Total	$26,971	$27	$91	$26,907

At December 31, 2001, securities having a book value of $14,666,000 were pledged as collateral for public funds, trust deposits, and other purposes.

The amortized cost and estimated market value of investment securities at December 31, 2001, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2001	
(in thousands)	**Amortized Cost**	**Estimated Market Value**
Due in one year or less	**$ 3,030**	**$ 3,085**
Due after one year through five years	**20,942**	**21,283**
Due after five years through ten years	**87**	**87**
Due after ten years	**—**	**—**
Other securities	**1,748**	**1,767**
Total	**$25,807**	**$26,222**

There were no sales of debt securities during 2001, 2000 or 1999.

4. Loans:

Loans outstanding at December 31 are detailed by category as follows:

(in thousands)	2001	2000
Real estate loans:		
Permanent		
commercial mortgage loans	**$ 67,906**	$ 46,469
second mortgage loans	**22,058**	—
mortgage loans available for sale	**16,556**	12,452
mortgage loans	**71,206**	77,192
Construction loans	**20,493**	10,717
Commercial and industrial loans	**167,452**	147,398
Loans to individuals for household, family, and other consumer expenditures	**35,521**	60,767
Subtotal	**401,192**	354,995
Less: Allowance for loan losses	**(4,928)**	(4,320)
Net deferred loan fees	**(343)**	(411)
Loans, net	**$395,921**	$350,264
Unadvanced loan funds	**$138,805**	$126,522
Loans with predetermined rates	**197,558**	189,810
Loans with adjustable or floating rates	**203,291**	165,196
Total	**$400,849**	$355,006

All loans past due 90 days or more, except consumer loans, are placed on nonaccrual status. Nonperforming loans amounted to $43,000 and $81,000 at December 31, 2001 and 2000, respectively. Forgone interest on nonaccrual loans was $84,000, $29,000, and $121,000 in 2001, 2000, and 1999, respectively. There was one impaired loan at December 31, 2001 amounting to $21,000.

5. Allowance For Loan Losses:

The summary of the changes in the allowance for loan losses is as follows:

(in thousands)	2001	2000	1999
Balance, January 1	**$4,320**	$4,400	$4,100
Charge-offs	**(1,169)**	(399)	(197)
Recoveries	**577**	69	247
Net recoveries / (charge-offs)	**(592)**	(330)	50
Loan loss provision	**1,200**	250	250
Balance, December 31	**$4,928**	$4,320	$4,400

6. Premises and Equipment:

A summary of premises and equipment at December 31 is as follows:

(in thousands)	2001	2000
Land	**$ 2,973**	$ 2,973
Buildings	**12,688**	12,703
Furniture and equipment	**13,058**	12,117
Leasehold improvements	**1,027**	529
	29,746	28,322
Less accumulated depreciation	**17,268**	15,928
Total	**$12,478**	$12,394

Depreciation expense for the years ended December 31, 2001, 2000 and 1999 amounted to $1,478,000, $1,489,000 and $1,285,000, respectively. Future minimum rent commitments under various operating leases are as follows:

2002	$ 675,000
2003	$ 597,000
2004	$ 587,000
2005	$ 441,000
2006	$ 306,000
Thereafter	$5,721,000

As of December 31, 2001, the Corporation has borrowings outstanding of $559,000. The borrowings are collateralized by a property with a book value of $1,589,000. The weighted average interest rate on the borrowings was 8.50% in 2001 and 2000, respectively.

7. Deposits:

Following is a summary of deposits as of December 31,

(in thousands)	2001	2000
Regular savings	**$ 39,994**	$ 40,171
NOW accounts	**111,589**	111,087
Market rate accounts	**53,269**	50,176
Time deposits (less than $100,000)	**52,278**	49,790
Time deposits, $100,000 or more	**23,365**	20,112
Total interest-bearing deposits	**280,495**	271,336
Non-interest-bearing deposits	**110,564**	115,630
Total deposits	**$391,059**	$386,966

The aggregate amount of deposit overdrafts included as loans as of December 31, 2001 and 2000 were $1,104 and $3,369, respectively.

Maturity of certificates of deposit:

	$100,000 or more	Less than $100,000
Maturing during:		
2002	$23,243	$45,203
2003	122	5,745
2004	—	851
2005	—	287
2006 and thereafter	—	192
Total	$23,365	$52,278

8. Short Term Borrowings:

The Bank had outstanding short term borrowings from the Federal Home Loan Bank of Pittsburgh of $20,000,000 as of December 31, 2001 with an interest rate of 3.86%, that maturing in January, 2002. No such borrowings were outstanding as of December 31, 2000. The Bank subsequently borrowed $20,000,000 for a three month period, at a rate of 2.00%.

9. Disclosure About Fair Value of Financial Instruments:

Statement of Financial Accounting Standards No. 107, "Disclosures about Fair Value of Financial Instruments" ("SFAS No. 107"), requires disclosure of the fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate such value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other market value techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Cash and cash equivalents:

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values.

Investment securities:

Estimated fair values for investment securities are based on quoted market price, where available.

Mortgage servicing rights:

The fair value of the mortgage servicing rights approximates the carrying value in the balance sheet due to management's recording of the asset based on management's knowledge of activity in the secondary market.

Loans:

For variable rate loans that reprice frequently and which have no significant change in credit risk, estimated fair values are based on carrying values. Fair values of certain mortgage loans and consumer loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The estimated fair value of nonperforming loans is based on discounted estimated cash flows as determined by the internal loan review of the Bank or the appraised market value of the underlying collateral, as determined by independent third party appraisers.

Deposits:

The estimated fair values disclosed for noninterest-bearing demand deposits, NOW accounts, and Market Rate accounts are, by definition, equal to the amounts payable on demand at the reporting date (i.e., their carrying amounts). Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of expected monthly maturities on the certificate of deposit. SFAS No. 107 defines the fair value of demand deposits as the amount payable on demand and prohibits adjusting estimated fair value from any value derived from retaining those deposits for an expected future period of time.

Short Term Borrowings:

Due to the short term nature of the maturities the carrying amount of the borrowings approximates the fair value.

Other liabilities:

Estimated fair values of long term mortgages, collateralized by one property included in premises and equipment, are based on discounted cash flow analyses, using interest rates currently being offered for similar types of loans and amortizing the loan under existing amortization tables for each loan.

Off-balance sheet instruments:

Estimated fair values of the Corporation's off-balance sheet instruments (standby letters of credit and loan commitments) are based on fees currently charged to enter into similar loan agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. Since fees and rates charged for off-balance sheet items are at market levels when set, there is no material difference between the stated amount and estimated fair values of off-balance sheet instruments.

The carrying amount and estimated fair value of the Corporation's financial instruments at December 31 are as follows:

	2001		2000	
(in thousands)	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:				
Cash and due from banks	**$ 28,157**	**$ 28,157**	$ 34,656	$ 34,656
Interest-bearing deposits with other banks	**516**	**516**	322	322
Federal funds sold	**—**	**—**	6,395	6,395
Investment securities	**26,222**	**26,222**	26,907	26,907
Mortgage servicing rights	**2,206**	**2,316**	373	384
Net loans	**395,921**	**395,719**	350,264	353,184
Total financial assets	**$453,022**	**$452,930**	$418,917	$421,848
Financial liabilities:				
Deposits	**$391,059**	**$391,543**	$386,966	$387,049
Short term borrowings	**20,000**	**20,000**	—	—
Other liabilities	**578**	**578**	601	601
Total financial liabilities	**$411,637**	**$412,121**	$387,567	$387,650
Off-balance sheet instruments	**$148,442**	**$148,442**	$137,221	$137,221

10. Applicable Federal Income Taxes:

The components of the net deferred tax asset as of December 31 are as follows:

(in thousands)	2001	2000
Deferred tax assets:		
Loan loss reserve	**$1,338**	$ 892
Pension and other postretirement benefits	**221**	—
Deferred compensation	**—**	22
Other reserves	**174**	108
Unrealized appreciation on investment securities	**—**	22
	1,733	1,044
Deferred tax liabilities:		
Depreciation	**(302)**	(260)
Pension and other postretirement benefits	**—**	(12)
Originated mortgage servicing rights	**(772)**	—
Unrealized depreciation on investment securities	**(145)**	—
Total net deferred tax assets	**$ 514**	$ 772

No valuation allowance was recorded as of December 31, 2001 and 2000.

The provisions for federal income taxes consist of the following:

(in thousands)	2001	2000	1999
Currently payable	**$4,862**	$4,923	$4,076
Deferred	**(92)**	(490)	(197)
Total	**$4,770**	$4,433	$3,879

Applicable federal income taxes differed from the amount derived by applying the statutory federal tax rate to income as follows:

(in thousands)	2001	2000	1999
Computed tax expense @ stated rate	**$4,764**	$4,316	$4,026
Benefit reductions in taxes resulting from tax-exempt income	**(78)**	(121)	(164)
Goodwill	**57**	110	62
Other, net	**27**	128	(45)
Actual tax expense	**$4,770**	$4,433	$3,879

11. Pension and Other Postretirement Benefits:

The Corporation sponsors two pension plans and a postretirement benefit plan for certain of its employees.

The following tables provide a reconcilation of the changes in the plans' benefits obligation and fair value of assets over the two-year period ending December 31, 2001, and a statement of funded status as of December 31 of both years:

	Pension Benefits		Postretirement Benefits	
(Dollars in thousands)	2001	2000	2001	2000
Reconciliation of Benefit Obligation and Plan Assets				
Change in benefit obligation				
Benefit obligation at January 1	**$16,301**	$15,592	**$1,444**	$1,132
Service cost	**774**	733	**23**	7
Interest cost	**1,279**	1,123	**166**	108
Amendments	**59**	—	**7**	—
Actuarial (gain) loss	**1,813**	(553)	**921**	320
Benefits paid	**(565)**	(594)	**(196)**	(123)
Benefit obligation at December 31	**$19,661**	$16,301	**$2,365**	$1,444
Change in plan assets				
Fair value of plan assets at January 1	**$21,566**	$23,376	**$ —**	$ —
Actual return on plan assets	**(1,057)**	(1,216)	**—**	—
Employer contribution	**24**	—	**190**	123
Plan participants' contribution	**—**	—	**6**	—
Benefits paid	**(565)**	(594)	**(196)**	(123)
Fair value of plan assets at December 31	**$19,968**	$21,566	**$ —**	$ —

Funded Status Reconciliation and Key Assumptions

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Reconciliation of funded status				
Funded Status	**$ 307**	$ 5,266	**$(2,365)**	$(1,444)
Unrecognized net actuarial (gain) loss	**(433)**	(5,598)	**1,346**	533
Unrecognized prior service cost	**860**	968	**—**	—
Unrecognized transition obligation (asset)	**—**	—	**285**	311
Prepaid (accrued) benefit cost	**$ 734**	$ 636	**$ (734)**	$ (600)

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Amounts recognized in financial statements consists of:				
Prepaid benefit cost/(Accrued benefit liability)	**$359**	$619	**$(734)**	$(600)
Intangible asset	**365**	17	**—**	—
Accumulated other comprehensive income	**10**	—	**—**	—
Net amount recognized	**$734**	$636	**$(734)**	$(600)

The Bank's Supplemental Employee Retirement Plan (the "SERP") was the only pension plan with an accumulated benefit obligation in excess of plan assets. The SERP's accumulated benefit obligation was $1,434,774 as of December 31, 2001 and $1,028,667 as of December 31, 2000. There are no plan assets in the SERP due to the nature of the SERP.

The assumptions used in the measurement of the Corporation's benefit obligation are shown on the following table:

	Pension Benefits		Postretirement Benefits	
	2001	2000	2001	2000
Weighted-average assumptions as of end of year				
Discount rate	**7.25%**	7.65%	**7.25%**	7.50%
Expected return on plan assets	**9.25%**	8.50%	**N/A**	N/A
Rate of compensation increase	**5.00%**	5.00%	**N/A**	N/A

The assumed health care cost trend rate for 2001 and thereafter is 8%, decreasing by 0.5% per year to an ultimate rate of 5%.

The following table provides the components of net periodic cost (income) for the plans for years ended December 31, 2001, 2000 and 1999:

	Pension Benefits			Postretirement Benefits		
	2001	2000	1999	**2001**	2000	1999
Service cost	**$ 774**	$ 733	$ 927	**$ 23**	$ 7	$ 7
Interest cost	**1,279**	1,123	1,078	**166**	107	83
Expected return on plan assets	**(1,958)**	(1,962)	(1,739)	**0**	0	0
Amortization of prior service cost	**167**	158	158	**0**	0	0
Amortization of transition obligation (asset)	**0**	0	0	**26**	26	25
Amortization of net actuarial (gain) loss	**(336)**	(895)	(418)	**109**	36	25
Net periodic (benefit) cost	**$ (74)**	$ (843)	$ 6	**$324**	$176	$140

D. Sensitivity Analysis, Postretirement Benefits	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$ 22,244	$ (16,966)
Effect on accumulated postretirement benefit obligation	249,921	(211,974)

This represents a 1% change in the health care cost trend rate.

12. Stock Option Plan:

At December 31, 1988, the Corporation maintains a stock option and stock appreciation rights plan (the "Stock Option Plan"), which is described below. The Corporation applies APB Opinion 25 and related interpretations in accounting for the Stock Option Plan. Accordingly, no compensation cost has been recognized for the Stock Option Plan. Had compensation for the Corporation's Stock Option Plan been determined based on the fair value at the grant date for awards in 2001, 2000 and 1999, consistent with the optional provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock Based Compensation", the Corporation's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

	2001	2000	1999
Net income—as reported	**$9,126**	$8,261	$7,961
Net income pro forma	**$8,986**	$8,037	$7,636
Basic earnings per share—as reported	**$ 2.11**	$ 1.92	$ 1.83
Basic earnings per share—pro forma	**$ 2.08**	$ 1.87	$ 1.76

The fair value of each option granted is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 2000 and 2001: dividend yield of 2.68 percent, expected volatility of 18.4 percent, expected life of six years and risk-free interest rates of 7.1 6.5 and 5.0 percent, respectively.

The Plan had, prior to 1994, up to 216,000 authorized and unissued or Treasury shares of the Corporation's common stock reserved for issuance under the Plan. During 1994, the shareholders' approved an additional 217,720 shares for issuance under the Plan. The option to purchase shares of the Corporation's common stock was issued to key officers. During 1995, the shareholder's approved the issuance of 80,000 shares, 20,000 to be granted to outside directors, for 4 years after each Annual Meeting. The option price was set at the last sale price for the stock on the 3rd business day following the Corporation's Annual Meeting. Options totaling 76,000 shares of Corporation stock were issured under the outside directors' plan. During 1998 and 2001,the shareholders approved the issuance of up to 217,606 and 192,663 respective shares available for issuance to both employees and directors. The price will be determined by the Corporation's Compensation Committee of the Board of Directors at the time the option is granted.

Options granted may either be "incentive stock options" within the meaning of the Internal Revenue Service code, or non-qualified options. The stock options are exercisable over a period determined by the Board of Directors; however, the option period will not commence earlier than one year or be longer than ten years from the date of the grant. The Plan provides that the option price at the date of grant will not be less than the fair market value of the Corporation's common stock. The following is a summary of transactions under the Plan:

	Shares Under Option	Available for Option	Price per Share	Weighted Average Exercise Price
Balance at December 31, 1998	406,080	146,726	$ 4.50-$24.50	$12.06
Options granted	73,400	(73,400)	$ 26.44	$26.44
Options exercised	(40,200)	—	$ 4.50-$26.44	$10.14
Options cancelled	(10,000)	10,000	$ 24.50-$26.44	—
Balance at December 31, 1999	429,280	83,326	$ 4.50-$24.50	$14.08
Options granted	83,300	(83,300)	$ 21.00-$21.50	$21.05
Options exercised	(38,000)	—	$ 4.50-$16.91	$ 6.04
Options cancelled	(2,100)	2,100	$ 21.00-$21.50	—
Balance at December 31, 2000	472,480	2,126	$ 4.50-$26.44	$16.22
Options authorized	—	192,663	—	—
Options granted	77,800	(77,800)	$24.90-$30.30	$28.36
Options exercised	(123,880)	—	$ 7.35-$26.44	$11.44
Options cancelled	(12,250)	12,250	$24.90-$ 30.30	$29.86
Balance at December 31, 2001	**414,150**	**129,239**	—	—

Information pertaining to options outstanding at December 31, 2001 is as follows:

Price range of shares under option at December 31, 2001:	Shares Under Option	Price per Share	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
	100,200	$ 7.35-$ 7.94	2.33	$ 7.86	100,200	$ 7.86
	30,400	$ 8.00-$12.50	2.95	$10.02	30,400	$10.02
	155,000	16.91-$24.90	7.07	$22.45	115,000	$22.45
	128,550	$26.44-$30.30	8.41	$27.42	63,000	$26.44
Balance at December 31, 2001	**414,150**	**$ 7.35-$30.30**	**6.04**	**$19.55**	—	—

The weighted-average fair value of options granted during 1999, 2000 and 2001 were $6.39, $4.61 and $5.83, respectively.

The number of exercisable shares at December 31, 1999, 2000 and 2001 were 362,280, 389,180 and 348,600 respectively, with respective weighted average exercise prices of $12.15, $10.18 and $17.80.

Stock appreciation rights may be granted in tandem with non-qualified stock options. No stock appreciation rights have been granted under the Plan. The options had a $.03 per share, $.05 per share and $.07 per share dilutive effect on earnings per share for the years ended December 31, 2001, 2000 and 1999, respectively.

13. Related Party Transactions:

In the ordinary course of business, the Bank has granted loans to principal officers, directors and their affiliates. Loan activity during 2001 and 2000 was as follows:

Following is a summary of these transactions:

(in thousands)	2001	2000
Balance, beginning of year	**$4,437**	$3,937
Additions	**892**	683
Amounts collected	**(1,189)**	(183)
Balance, end of year	**$4,140**	$4,437

Related party deposits amounted to $120,000 and $319,000 at December 31, 2001 and 2000, respectively.

14. Financial Instruments with Off-Balance Sheet Risk and Concentration of Credit Risk:

The Corporation is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated statements of financial condition. The contractual amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of nonperformance by the counterparty to the financial instrument of commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Corporation uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet financial instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the agreement. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Some of the commitments are expected to expire without being drawn upon, and the total commitment amounts do not necessarily represent future cash requirements. Total commitments to extend credit at December 31, 2001 are $138,805,000. The Corporation evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Corporation upon extension of credit, is based on management's credit evaluation of the counterparty. Collateral varies but may include accounts receivable, marketable securities, inventory, property, plant and equipment, residential real estate, and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by the Bank to a customer for a third party. Such standby letters of credits are issued to support private borrowing arrangements. The credit risk involved in issuing standby letters of credit is similar to that involved in extending loan facilities to customers. The collateral varies, but may include accounts receivable, marketable securities, inventory, property, plant and equipment, and residential real estate for those commitments for which collateral is deemed necessary. The Corporation's obligation under standby letters of credit as of December 31, 2001 amounted to $9,637,000. There were no outstanding bankers acceptances as of December 31, 2001.

As of December 31, 2001, the Corporation had no loans sold with recourse outstanding.

The Corporation grants construction, commercial, residential mortgage, and consumer loans to customers primarily in Southeastern Pennsylvania. Although the Corporation has a diversified loan portfolio, its debtors' ability to honor their contracts is substantially dependent upon the general economic conditions of the region.

15. Risks and Uncertainties:

The earnings of the Corporation depend on the earnings of the Bank. The Bank's earnings are dependent upon both the level of net interest income and non-interest revenue streams, primarily fees for trust services, that are earned annually. Accordingly, the earnings of the Corporation are subject to risks and uncertainties surrounding both its exposure to changes in the interest rate environment and movements in financial markets.

Most of the Bank's lending activity is with customers located in southeastern Pennsylvania. Lending is spread between commercial, consumer and real estate related loans, including construction lending. While these loan concentrations represent a potential concentration of credit risk, the Bank's credit loss experience compares favorably to the Bank's peer group credit loss experience.

The financial statements of the Corporation are prepared in conformity with generally accepted accounting principles that require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Significant estimates are made by management in determining the allowance for possible loan losses and the carrying value of other real estate owned. Consideration is given to a variety of factors in establishing these estimates, including current economic conditions, the results of the internal loan review process, delinquency statistics, borrowers perceived financial and managerial strengths and the adequacy of supporting collateral, if collateral dependent, or the present value of future cash flows. Since the allowance for possible loan losses and the carrying value of other real estate owned are dependent, to a great extent, on general and other economic conditions beyond the Bank's control, it is at least reasonably possible that the estimates of the allowance for possible loan losses and the carrying value of other real estate owned could differ materially from currently reported values in the near term.

16. Acqusitions:

Joseph W. Roskos & Co. was acquired as of January 1, 1999. The transaction was accomplished on April 1, 1999 under the purchase method of accounting. Goodwill arising from this transaction was recorded on the balance sheet and was being amortized on a straight line basis over a 20 year period. Beginning in 2002, under Statement of Financial Accounting Standard No. 142—*Goodwill and Other Intangible Assets* ("SFAS No 142"), all components of Goodwill will no longer be amortized, but rather tested annually for any potential impairment. As such, the goodwill for JWR & Co. will not be amortized but will be reviewed annually for any impairment.

Name of Company Acquired:	Method of Accounting	Date of Acqusition	Total Purchase Price	Amount Paid: Cash	Amount Paid: Common Stock	Number of Shares Issued or Issuable	Goodwill	Amortization Period	Amortized in 2001
Joseph W. Roskos & Co	Purchase	01/01/99	$4,195,000	$2,195,000	$2,000,000	74,697	$3,300,000	20 Years	$165,000

Joseph W. Roskos & Co. is a firm which offers family business office services, including accounting, consulting, tax services and fiduciary support to high-net-worth individuals and families. Due to a change in management and the effect of lowering revenues for Bryn Mawr Asset Management, Inc. (fromerly CDC Capital Management, Inc.), ("BMAM"), the Corporation wrote off the remaining balance of the related goodwill in 2000. During the fourth quarter of 2001, BMAM was moved to an inactive status.

17. Minimum Regulatory Capital Requirements:

Both the Corporation and the Bank are subject to various regulatory capital rerquirements, administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if taken, could have a direct material effect on the Corporations and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgements by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

As set forth in the following table, quantitative measures have been established to ensure captial adequacy ratios required of both the Corporation and Bank, specifically to define the minimum respective capital ratios as follows: total capital to total assets (the leverage ratio) of 4%; Tier I captial to risk weighted assets of 4% and Tier II capital to risk weighted assets of 8%. Both the Corporation's and the Bank's Tier II capital ratios are calculated by adding back a portion of the loan loss reserve to the Tier I capital. Management believes, as of December 31, 2001 and 2000 that the Corporation and the Bank have met all captial adequacy requirements to which they are subject. Federal banking regulators have defined specific capital categories, based on an insitiution's capital ratios. The categories range for a best of "well capitalized " to a worst of "critically under capitalized". To be considered "well capitalized", an institution must have a total (Tier II) captial ratio of 10% or better. Both the Corporation and the Bank have been classified as "well capitalized" for both periods ending December 31, 2001 and 2000.

The Corporation's and the Bank's actual capital amounts and ratios as of December 31, 2001 and 2000 are presented in the following table:

	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount
December 31, 2001					
Total (Tier II) Capital to Risk Weighted Assets:					
Consolidated	**$59,164**	**14.03%**		**8.0%**	**N/A**
The Bank	**47,969**	**11.53%**	**$33,289**	**8.0%**	**$41,611**
Tier I Captial to Risk Weighted Assets:					
Consolidated	**54,228**	**12.86%**		**4.0%**	**N/A**
The Bank	**43,033**	**10.34%**	**16,644**	**4.0%**	**21,974**
Total Capital to Total Assets (Leverage Ratio):					
Consolidated	**57,307**	**12.02%**		**4.0%**	**N/A**
The Bank	**43,310**	**9.25%**	**18,728**	**4.0%**	**21,408**
December 31, 2000					
Total (Tier II) Capital to Risk Weighted Assets:					
Consolidated	$52,363	13.61%		8.0%	N/A
The Bank	41,240	10.91%	$30,231	8.0%	$37,789
Tier I Captial to Risk Weighted Assets:					
Consolidated	48,043	12.49%		4.0%	N/A
The Bank	36,920	9.77%	15,116	4.0%	22,674
Total Capital to Total Assets (Leverage Ratio):					
Consolidated	50,970	11.47%		4.0%	N/A
The Bank	36,879	8.56%	16,675	4.0%	20,844

18. Selected Quarterly Financial Data (unaudited):

(In thousands, except per share data)	Quarters ending 2001 3/31	6/30	9/30	12/31
Interest income	**$7,635**	**$7,649**	**$7,636**	**$7,391**
Interest expense	**1,614**	**1,549**	**1,689**	**1,450**
Net interest income	**6,021**	**6,100**	**5,947**	**5,941**
Provision for loan losses	**500**	**200**	**200**	**300**
Income before income taxes	**3,238**	**3,383**	**3,746**	**3,529**
Net income	**2,188**	**2,159**	**2,470**	**2,309**
Earnings per common share	**$ 0.51**	**$ 0.50**	**$ 0.57**	**$ 0.53**
Diluted earnings per common share	**$ 0.49**	**$ 0.48**	**$ 0.55**	**$ 0.52**

(In thousands, except per share data)	Quarters ending 2000 3/31	6/30	9/30	12/31
Interest income	$7,619	$7,897	$8,084	$8,385
Interest expense	1,599	1,677	1,835	1,961
Net interest income	6,020	6,220	6,249	6,424
Provision for loan losses	63	62	63	62
Income before income taxes	2,945	2,851	3,445	3,453
Net income	1,960	1,707	2,303	2,291
Earnings per common share	$ 0.45	$ 0.40	$ 0.54	$ 0.54
Diluted earnings per common share	$ 0.44	$ 0.38	$ 0.52	$ 0.52

19. Condensed Financial Statements:

The condensed financial statements of the Corporation (parent company only) as of December 31, 2001 and 2000, and for each of the three years in the period ended December 31, 2001, are as follows:

Condensed Balance Sheets

(in thousands)	2001	2000
Assets:		
Cash	$ 234	$ 1,044
Investments in subsidiaries, at equity in net assets	50,601	43,848
Premises and equipment, net	3,762	3,860
Goodwill	2,805	2,970
Other assets	760	311
Total assets	$58,162	$52,033
Liabilities and shareholders' equity:		
Mortgages payable	$ 559	$ 601
Other liabilities	296	462
Total liabilities	855	1,063
Common stock, par value $1, authorized 25,000,000 shares as of December 31, 2001 and 2000, respectively, issued 5,329,675 shares and 5,203,719 shares as of December 31, 2001 and 2000, respectively and outstandng 4,322,121 shares and 4,272,046 shares as of December 31, 2001 and 2000, respectively. .	5,330	5,204
Paid-in capital in excess of par value	6,676	4,604
Unrealized investment appreciation (depreciation), net of deferred income taxes	274	(42)
Retained earnings	56,499	50,488
Less common stock in treasury, at cost— 1,007,554 shares and 931,673 shares as of December 31, 2001 and 2000	(11,472)	(9,284)
Total shareholders' equity	57,307	50,970
Total liabilities and shareholders' equity	$58,162	$52,033

Condensed Statements of Income

(in thousands)	2001	2000	1999
Dividends from The Bryn Mawr Trust Company	$3,116	$9,646	$8,052
Interest and other income	236	236	241
Total operating income	3,352	9,882	8,293
Expenses	707	1,008	730
Income before equity in undistributed income of subsidiaries	2,645	8,874	7,563
Equity in undistributed income of subsidiaries	6,377	(765)	294
Income before income taxes	9,022	8,109	7,857
Federal income tax benefit	104	152	104
Net income	$9,126	$8,261	$7,961

Condensed Statements of Cash Flows

(in thousands)	2001	2000	1999
Operating activities:			
Net income	$9,126	$8,261	$7,961
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income (losses) of subsidiaries	(6,377)	765	(294)
Depreciation expense	98	99	98
Amortization of goodwill	165	324	183
Other	408	339	629
Net cash provided by operating activities	3,420	9,788	8,577
Investing Activities:			
Cost of acquiring subsidiaries	—	—	(2,195)
Investment in Subsidiaries	(376)	(4,885)	(1,041)
Net cash provided by investing activities	(376)	(4,885)	(3,236)
Financing activities:			
Dividends paid	(3,115)	(2,922)	(2,603)
Repayment of mortgage debt	(42)	(37)	(30)
Repurchase of treasury stock	(2,259)	(1,677)	(2,531)
Proceeds from issuance of stock	1,562	76	303
Net cash used by financing activities	(3,854)	(4,560)	(4,861)
Change in cash and cash equivalents	(810)	343	480
Cash and cash equivalents at beginning of year	1,044	701	221
Cash and cash equivalents at end of year	$ 234	$1,044	$ 701

These statements should be read in conjunction with the other notes related to the consolidated financial statements.

As a bank and trust company subject to the Pennsylvania Banking Code (the "Banking Code") of 1965 as amended, the Bank is subject to legal limitations as to the amount of dividends that can be paid to its shareholder, the Corporation. The Banking Code restricts the payment of dividends by the Bank to the amount of its retained earnings. As of December 31, 2001, the Bank's retained earnings amounted to $36,446,000. Therefore, as of December 31, 2001, dividends available for payment to the Corporation are limited to $36,446,000. Since the primary source of dividend funding for the Corporation's dividend payments to its shareholders is the Bank's dividends, the Corporation is effectively limited as to the amount of dividends that it may pay to an amount equal to the limits placed on the Bank, as discussed above.

20. Segment Information:

The Corporation's principal operating segments are structured around the financial services provided its customers. The banking segment gathers deposits and makes funds available for loans to its customers. The Banks Investment Management and Trust segment provides both corporate and individual investment management and trust products and services. The Bank's mortgage banking segment originates and sells residential mortgage loans to the secondary mortgage market.

Segment information for the years ended December 31, 2001, 2000, and 1999 is as follows:

	2001					2000					1999				
(in thousands)	Banking	Wealth	Mortgage Banking	All Other	Consolidated	Banking	Wealth	Mortgage Banking	All Other	Consolidated	Banking	Wealth	Mortgage Banking	All Other	Consolidated
Net interest income	$ 23,749	$ —	$ 243	$ 17	$ 24,009	$ 24,684	$ —	$ 216	$ 17	$ 24,917	$ 22,310	$ —	$ 145	$ 5	$22,460
Less loan loss provision	1,200	—	—	—	1,200	250	—	—	—	250	250	—	—	—	250
Net interest income after loan loss provision	22,280	—	243	286	22,809	24,434	—	216	17	24,667	22,060	—	145	5	22,210
Other income:															
Fees for investment management and trust services	—	8,737	—	—	8,737	—	8,973	—	—	8,973	—	9,784	—	—	9,784
Service charges on deposit accounts	1,540	—	—	—	1,540	1,144	—	—	—	1,144	1,156	—	—	—	1,156
Other fees and service charges	294	—	424	—	718	295	—	729	—	1,024	254	—	762	—	1,016
Net gain on sale of loans	3	—	5,218	—	5,221	8	—	1,232	—	1,240	44	—	984	—	1,028
Gain on sale of other real estate owned	—	—	—	—	—	14	—	—	—	14	45	—	—	—	45
Other operating income	1,547	11	—	3,476	5,034	925	—	—	4,789	5,714	908	—	—	4,568	5,476
Total other income	3,384	8,748	5,642	3,476	21,250	2,386	8,973	1,961	4,789	18,109	2,407	9,784	1,746	4,568	18,505
Other expenses:															
Salaries-regular	8,201	3,010	883	1,954	14,048	7,826	3,175	538	2,320	13,859	7,251	2,852	469	1,874	12,446
Salaries-other	1,505	202	252	77	2,036	750	211	30	52	1,043	1,754	230	78	184	2,246
Fringe benefits	1,853	585	66	315	2,819	850	616	70	313	1,849	1,474	565	80	215	2,334
Occupancy	3,109	632	178	444	4,363	3,401	472	142	502	4,517	3,090	476	149	456	4,171
Other operating expenses	4,061	1,088	746	1,002	6,897	5,505	880	334	2,095	8,814	4,694	948	310	1,726	7,678
Total other expenses	18,729	5,517	2,125	3,792	30,163	18,332	5,354	1,114	5,282	30,082	18,263	5,071	1,086	4,455	28,825
Segment profit (loss)	6,935	3,231	3,760	(30)	13,896	8,488	3,619	1,063	(476)	12,694	6,204	4,713	805	118	11,840
Intersegment (revenues) expenses	374	181	—	(555)	—	138	181	—	(319)	—	176	181	—	(357)	0
Segment profit after eliminations	$ 7,309	$3,412	$ 3,760	($ 585)	$ 13,896	$ 8,626	$3,800	$ 1,063	($ 795)	$ 12,694	$ 6,380	$4,894	$ 805	($ 239)	11,840
% of segment profit (loss)	53%	24%	27%	(4%)	100%	68%	30%	8%	(6%)	100%	54%	41%	7%	(2%)	100%
Total assets at December 31	$400,352	$1,267	$66,504	$8,704	$476,827	$392,028	$ 457	$38,123	$13,817	$444,425	$398,546	$ 413	$27,337	$10,524	436,820
Capital expenditures	$ 569	$ 991	$ 26	$ 48	$ 1,634	$ 2,108	$ 47	$ 16	$ 359	$ 2,530	$ 759	$ 95	$ 14	$ 236	1,104
Depreciation and amortization	$ 1,138	$ 211	$ 31	$ 169	$ 1,549	$ 1,314	$ 153	$ 34	$ 520	$ 2,021	$ 693	$ 162	$ 29	$ 435	1,319

Bryn Mawr Bank Corporation, Bryn Mawr Advisers, Inc., Insurance Counsellors of Bryn Mawr, Inc., Bryn Mawr Brokerage Company, Inc., Bryn Mawr Asset Management, Inc. and Joseph W. Roskos & Co have all been aggregated in All Others.

CORPORATE INFORMATION

Corporate Headquarters

801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010-3396
610-525-1700
www.bmtc.com

Directors:

Richard B. Cuff
Chairman, Cuffco, Inc.

Warren W. Deakins
Self-employed, Insurance Sales

William Harral, III
Chairman, C&D Technologies, Inc.; President, The Barra Foundation

Wendell F. Holland, Esq.
Counsel to Obermayer, Rebman, Maxwell & Hippel, LLP

Frederick C. "Ted" Peters II
President and Chief Executive Officer, Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company

Phyllis M. Shea
Attorney-at-Law, Shea and Shea, LLP

Robert L. Stevens
Chairman, Bryn Mawr Bank Corporation and The Bryn Mawr Trust Company; President and Chief Executive Officer, MLH Realty

B. Loyall Taylor, Jr.
President, Taylor Gifts, Inc.

Nancy J. Vickers
President, Bryn Mawr College

Thomas A. Williams
Retired, formerly Vice President, Secretary/Treasurer, Houghton International, Inc.

Market Makers:

F. J. Morrissey & Co., Inc.
Philadelphia, Pennsylvania

Janney Montgomery LLC
Philadelphia, Pennsylvania

Knight Securities L.P.
New York, New York

McConnell Budd & Downes
Morristown, New Jersey

Ryan Beck and Company, Inc.
West Orange, New Jersey

Spear, Leeds & Kellogg
New York, New York

Principal Subsidiary

The Bryn Mawr Trust Company
A subsidiary of Bryn Mawr Bank Corporation

Senior Management:

Frederick C. "Ted" Peters II*
President and Chief Executive Officer

Alison E. Gers
Executive Vice President, Administration and Operations

Joseph G. Keefer
Executive Vice President and Chief Lending Officer

Joseph W. Rebl*
Executive Vice President, Treasurer, and Chief Financial Officer

Robert J. Ricciardi*
Executive Vice President, Chief Credit Policy Officer and Secretary

John G. Roman
Executive Vice President, Wealth Management

Joseph W. Roskos
Executive Vice President

**Also officer of the Corporation*

Branch Offices:

801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010-3396

18 West Eagle Road
Havertown, Pennsylvania 19083

39 West Lancaster Avenue
Paoli, Pennsylvania 19301

330 East Lancaster Avenue
Wayne, Pennsylvania 19087

One Tower Bridge
West Conshohocken, Pennsylvania 19428

312 East Lancaster Avenue
Wynnewood, Pennsylvania 19096

Wealth Services:

10 South Bryn Mawr Avenue
Bryn Mawr, Pennsylvania 19010

Limited Service Offices:

Beaumont at Bryn Mawr Retirement Community
Bryn Mawr, Pennsylvania

Bellingham Retirement Living
West Chester, Pennsylvania

Martins Run Life Care Community
Media, Pennsylvania

Rosemont Presbyterian Village
Rosemont, Pennsylvania

The Quadrangle
Haverford, Pennsylvania

Waverly Heights
Gladwyne, Pennsylvania

White Horse Village
Newtown Square, Pennsylvania

Other Subsidiaries and Financial Services:

Bryn Mawr Brokerage Company, Inc.
A subsidiary of Bryn Mawr Bank Corporation
Bryn Mawr, Pennsylvania
Richard J. Fuchs, President and Chief Executive Officer

Joseph W. Roskos & Co.
A subsidiary of Bryn Mawr Bank Corporation
Bryn Mawr, Pennsylvania
Joseph W. Roskos, Chairman
Robert M. Fedoris, President and Chief Executive Officer

BMT Mortgage Company
A division of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
Patrick J. Keenan, Senior Vice President
William F. Mannion, Jr., Senior Vice President

BMT Settlement Services, Inc.
A subsidiary of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
William F. Mannion, Jr., Chairman
Patrick J. Keenan, President

Insurance Counsellors of Bryn Mawr, Inc.
A subsidiary of The Bryn Mawr Trust Company
Bryn Mawr, Pennsylvania
John G. Daniel, President and Chief Executive Officer

Bryn Mawr Finance, Inc.
A subsidiary of Joseph W. Roskos & Co.
Wilmington, Delaware
Joseph W. Rebl, President

Annual Meeting:

The Annual Meeting of Shareholders of Bryn Mawr Bank Corporation will be held in Wyndham Alumnae House, Bryn Mawr College, Bryn Mawr, Pennsylvania, on Tuesday, April 16, 2002, at 2:00 p.m.

Auditors

PricewaterhouseCoopers LLP
Two Commerce Square
2001 Market Street
Philadelphia, Pennsylvania 19103-7042

Legal Counsel

Monteverde, McAlee & Hurd, P.C.
One Penn Center at Suburban Station
1617 John F. Kennedy Boulevard
Suite 1500
Philadelphia, Pennsylvania 19103-1815

Stock Listing

Bryn Mawr Bank Corporation common stock is traded over-the-counter and is listed on the NASDAQ National Market System under the symbol BMTC.

Registrar & Transfer Agent

Mellon Investor Services LLC
PO Box 3315
South Hackensack, NJ 07606
www.mellon-investor.com

Form 10-K

A copy of the Corporation's Form 10-K, including financial statement schedules as filed with the Securities and Exchange Commission, is available without charge to shareholders upon written request to Robert J. Ricciardi, Secretary, Bryn Mawr Bank Corporation, 801 Lancaster Avenue, Bryn Mawr, Pennsylvania 19010-3396, or via e-mail to bricciardi@bmtc.com.

Equal Employment Opportunity

The Corporation continues its commitment to equal opportunity employment and does not discriminate against minorities or women with respect to recruitment, hiring, training, or promotion. It is the policy of the Corporation to comply voluntarily with the practices of Affirmative Action.

Bryn Mawr Bank Corporation
801 Lancaster Avenue
Bryn Mawr, Pennsylvania 19010-3396